UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Alpine X Inc.

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      Alpine X LLC formed on June 21, 2016. Converted to Alpine X Inc. on June 24, 2021.

Physical Address of Issuer:

1350 Beverly Road, Suite 115-450, McLean, VA 22101

Website of Issuer:

www.Alpine-X.com

Current Number of Employees:

0

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$1,454,427	$1,526,679
Cash & Cash Equivalents	$4,555	$51,494
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$688,607	$500,000
Revenues/Sales	$414	$287
Cost of Goods Sold	$373	$190
Taxes Paid	$0	$0
Net Loss	$(811,181)	$(849,694)



February 28, 2024

FORM C-AR

Alpine X Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Alpine X Inc., a Delaware Corporation ("**Alpine-X**" or the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§227.100 et seq.), which requires that it must file a report with the Commission annually and post the report on its website at www.alpine-x.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is February 28, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward-Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made in this Form C-AR or any documents incorporated by reference herein speaks only as of the date of those respective documents. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as may be required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, for any reason after the date of this Form C-AR.

.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR i

SUMMARY 1

    The Company 1

RISK FACTORS 2

    Risks Related to Our Business and Industry 2

    Risks Related to Regulation 20

    Risks Related to Our Capital Structure 22

BUSINESS 25

    Description of the Business 25

    Business Plan 25

    The Company's Products and/or Services 28

    Competition 29

    Customer Base 29

    Supply Chain 29

    Intellectual Property 29

    Governmental/Regulatory Approval and Compliance 29

    Litigation 31

DIRECTORS, OFFICERS, AND EMPLOYEES 31

    Directors and Officers 31

    Biographical Information 30

    Indemnification 32

    Employees 32

CAPITALIZATION, DEBT AND OWNERSHIP 33

    Capitalization 33

    Outstanding Debt 37

    Ownership 38

FINANCIAL INFORMATION 39

    Operations 39

    Cash and Cash Equivalents 40

    Liquidity and Capital Resources 40

    Capital Expenditures and Other Obligations 41

    Material Changes and Other Information 42

    Critical Accounting Policies 42

    Restrictions on Transfer 45

    Previous Offerings of Securities 46

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 47

OTHER INFORMATION 48

    Bad Actor Disclosure 48

EXHIBITS 51

    Exhibit A – Unaudited Financial Statements 51

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or any other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Company

Alpine X Inc. is a developer of year-round snow and entertainment resorts, incorporated in Delaware as a corporation on June 24, 2021. We were formed in 2021 to succeed to the business activities of Alpine X LLC, a Virginia limited liability company formed on June 21, 2016.

The Company is located at 1350 Beverly Road, Suite 115-450, McLean, VA 22101.

The Company's website is www.Alpine-X.com.

The information available on or through our website is not a part of this Form C-AR.

<center>**RISK FACTORS**</center>

Risks Related to Our Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We are still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. We may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We and the U.S. and global economies have been substantially affected by the coronavirus pandemic.

In late 2019, a novel coronavirus (COVID-19) surfaced, reportedly, in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and many states and countries, including the United States, have initiated significant restrictions on business operations. We face uncertainty as the ongoing aftereffects of the pandemic cause significant disruption to U.S and global markets and business, and the indoor recreational industry in general. The overall and long-term impacts of the outbreak are unknown and evolving.

This pandemic has adversely affected our business as it has most businesses and this or another pandemic, epidemic or outbreak of an infectious disease in the United States or in another country may adversely affect our business. The spread of a disease could lead to unfavorable economic conditions, which would adversely impact our operations. The extent to which the coronavirus impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

The effects of such a widespread infectious disease and epidemic has already caused and may continue to cause or may cause in the future, an overall decline in the U.S. and world economy as a whole. The actual effects of the spread of coronavirus or of another pandemic are difficult to assess as the actual effects will depend on many factors beyond our control and knowledge. However, the spread of the coronavirus, if it continues, and any future similar occurrence may cause an overall decline in the economy as a whole and therefore may materially harm us long term.

At the time of this filing, there is uncertainty as to what long-term restrictions, regulations, or other effects will occur in our industry. There is also uncertainty as to what will happen to in this regard should another health-related outbreak occur in the future.

All of these risks, and many others known or unknown, related to this outbreak, and future outbreaks, pandemics or epidemics, could materially affect our long-term business and your investment.

We will need to raise additional capital to sustain our current business plan.

In order to achieve our near and long-term goals, we will need to procure funds in addition to amounts raised through the date of this Form C-AR. There is no guarantee we will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any material sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

<center>2</center>

Currently, our authorized capital stock consists of 99,000,000 shares of common stock, of which 20,784,240 shares of common stock are issued and outstanding, and 1,000,000 shares of preferred stock, of which no shares are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Our success depends on the experience and skill of our board of directors, executive officers, and key employees.

In particular, we are dependent on John Emery, our CEO and director, and James Calder, our CFO and director. We do not have employment agreements with John Emery or James Calder, and there can be no assurance that we will be successful in obtaining employment contracts or that they will continue to be employed by the Company for a particular period of time. The loss of John Emery or James Calder, or any member of the board of directors or executive officer, could harm our business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, we do not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, but we have not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, we will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect us and our operations. We have no way to guarantee key personnel will stay with us, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets; they will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission, and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates, and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We are not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

We do not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, we are currently not subject to the Sarbanes Oxley Act of 2002, and our financial and disclosure controls and procedures reflect our status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of our financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, our cost of such compliance could be substantial and could have a material adverse effect on our results of operations. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing, and remediation required in order to comply with the management certification and auditor attestation requirements.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations, and we expect costs related to compliance with these laws and regulations to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We have limited operating history.

We have a limited operating history and there can be no assurance that our proposed plan of business can be realized in the manner contemplated and, if it cannot be, shareholders may lose all or a substantial part of their investment. There is no guarantee that we will ever realize any significant operating revenues or that our operations will ever be profitable. As we have limited operational history, it is extremely difficult to make accurate predictions and forecasts on our finances.

We are dependent upon our management, founders, key personnel, and consultants to execute our business plan, and some of them will have concurrent responsibilities at other companies.

Our success is heavily dependent upon the continued active participation of our current executive officers, as well as other key personnel and contractors. Some of them may have concurrent responsibilities at other entities. Some of the advisors, consultants, and others to whom our ultimate success may be reliant upon have not signed contracts with us and may not ever do so. Loss of the services of one or more of these individuals could have a material adverse effect upon our business, financial condition or results of operations.

Our success and achievement of the Company's growth plans depend on the Company's ability to recruit, hire, train and retain other highly qualified technical and managerial personnel.

Competition for qualified employees and consultants among companies in the applicable industries is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees and consultants required for the initiation and expansion of our activities, could have a materially adverse effect on us. The inability to attract and retain the necessary personnel, consultants and advisors could have a material adverse effect on our business, financial condition or results of operations.

We are or will be subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, franchise, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although the Company believes that our tax estimates will be reasonable (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Changes in laws or regulations related to our employees could harm our performance.

Various federal and state laws, including labor laws, govern our relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our business plan is speculative.

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that we will generate significant revenues or profits. An investment in our securities is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in us, including the risk of losing their entire investment.

We face significant competition in the United States and elsewhere.

We will face significant competition in the United States and elsewhere which could adversely affect your investment.

We have incurred debt and will likely incur additional debt.

We have previously incurred debt and will likely incur additional debt (including secured debt) in the future and in the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on us and on your investment.

Our revenue could fluctuate from period to period, which could have an adverse material impact on our business.

Our revenue may fluctuate from period-to-period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following events, as well as other factors described elsewhere in this document:

- Unanticipated changes to economic terms in contracts with clients, vendors, partners and those with whom the Company does business, including renegotiations
- Downward pressure on fees the Company charges for our services, which would therefore reduce our revenue
- Failure to obtain new clients and customers for our services
- Cancellation or non-renewal of existing contracts with clients and customers
- Changes in state and federal government regulations, international government laws and regulations or the enforcement of those laws and regulations
- General economic and political conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which the Company operates

As a result of these and other factors, the results of operations for any quarterly or annual period may differ materially from the results of operations for any prior or future quarterly or annual period and should not be relied upon as indications of our future performance.

Our expenses could increase without a corresponding increase in revenues.

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, (5) increases in borrowing costs, and (6) unexpected increases in costs of supplies, goods, materials, construction, equipment or distribution.

Our inability to maintain and enhance its image could negatively affect our business.

It is important that we maintain and enhance our image and the image of our products. Our image and reputation of our products may be impacted for various reasons including, but not limited to, lack of success, bad publicity and others. Such problems, even when unsubstantiated, could be harmful to our image and the reputation and our products and services. Any negative publicity and/or litigation could be costly for us, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on our business, results of operations, and financial condition. Any negative publicity generated could damage our reputation and diminish the value of our brand and its products and services which could have a material adverse effect on our business, results of operations, and financial condition. Deterioration in our brand equity (brand image, reputation, and product quality) or our products and services may have a material adverse effect on our financial results.

Changes in the economy could have a detrimental impact on us.

Changes in the general economic climate, both in the United States and internationally, could have a detrimental impact on consumer expenditure and therefore on our revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment, and tax increases) may decrease the disposable income that customers have available to spend on products and services like those we offer and may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on our financial results.

We may not be able to obtain adequate financing to continue our operations.

We will require additional debt and/or equity financing to pursue our growth and business strategies. These include, but are not limited to, enhancing our operating infrastructure and otherwise respond to competitive pressures. Given our limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to us. Lack of additional funding could force us to curtail substantially our growth plans. Furthermore, the issuance by us of any additional equity securities pursuant to any future fundraising activities undertaken by us would dilute the ownership of existing Shareholders and may reduce the price of the Securities.

Terms of subsequent financing, if any, may adversely impact your investment.

We may have to engage in common equity, debt, or preferred stock financings in the future. Your rights and the value of your investment in our securities could be reduced by the dilution caused by future equity issuances. Interest on debt securities could increase costs and negatively impact operating results. We are permitted to issue preferred stock pursuant to the terms of our organizational documents, and preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of our currently-issued securities. In addition, if we need to raise more equity capital from the sale of additional stock or notes, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of stock or notes which we sell could be sold into any market that develops, which could adversely affect the market price.

Our employees, executive officers, directors, and insider shareholders beneficially own or control a substantial portion of our outstanding shares.

Our employees, executive officers, directors, and insider shareholders beneficially own or control a substantial portion of our outstanding stock, which may limit your ability and the ability of our other Shareholders, whether acting alone or together, to propose or direct the management or overall direction of our company. Additionally, this concentration of ownership could discourage or prevent a potential takeover of us that might otherwise result in an investor receiving a premium over the market price for its securities. The majority of our currently outstanding stock is beneficially owned and controlled by a group of insiders, including our employees, directors, executive officers, and inside shareholders. Accordingly, our employees, directors, executive officers and insider shareholders may have the power to control the election of our directors or managers and the approval of actions for which the approval of our shareholders is required. Our principal shareholders may be able to control matters requiring approval by its shareholders, including mergers or other business combinations. Such concentrated control may also make it difficult for our shareholders to receive a premium for their shares in the event that we merge with a third party or enters into different transactions which require shareholder approval.

Our operating plan relies in large part upon assumptions and analyses we develop. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from its forecasted results.

Whether actual operating results and business developments will be consistent with our expectations and assumptions as reflected in our forecast depends on a number of factors, many of which are outside our control, including, but not limited to:

- Whether we can obtain sufficient capital to sustain and grow our business
- Whether we have the ability to manage our growth
- Whether we can manage relationships with key vendors and advertisers
- The timing and costs of new and existing marketing and promotional efforts
- Competition
- Our ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel
- The overall strength and stability of domestic and international economies

Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our business, results of operations and financial condition.

To date, the Company has had operating losses and does not expect to be profitable for the foreseeable future, and cannot accurately predict when it might become profitable.

We have been operating at a loss since our inception, and we expect to continue to incur losses for the foreseeable future. Further, we may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we expect to continue to experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, we might become profitable. Our ability to continue as a going concern may be dependent upon raising capital from financing transactions, increasing revenue throughout the year, and keeping operating expenses below our revenue levels in order to achieve positive cash flows, none of which can be assured.

We may be unable to manage its growth or implement its expansion strategy.

We may not be able to expand our markets or implement the other features of our business strategy at the rate or to the extent presently planned. Our projected growth will place a significant strain on our administrative, operational, and financial resources. If we are unable to successfully manage our future growth, establish and continue to upgrade our operating and financial control systems, recruit and hire necessary personnel, or effectively manage unexpected expansion difficulties, our financial condition and results of operations could be materially and adversely affected.

Successful implementation of our business strategy requires us to manage our growth. Growth could place an increasing strain on our management and financial resources. To manage growth effectively, we will need to:

- Establish definitive business strategies, goals and objectives.
- Maintain a system of management controls.
- Attract and retain qualified personnel, as well as develop, train, and manage management-level and other employees.

If we fail to manage our growth effectively, our business, financial condition or operating results could be materially harmed.

Our business model is evolving.

Our business model is unproven and is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential customers and who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as our market continues to evolve.

If we fail to maintain and enhance awareness of our brand, our business and financial results could be adversely affected.

We believe that maintaining and enhancing awareness of ours brand and our products is critical to achieving widespread acceptance and success of our business. Maintaining and enhancing the brand awareness of us and our products may require us to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other brand-building efforts, and these investments may not be successful. Further, even if these efforts are successful, they may not be cost-effective. If we are unable to continuously maintain and enhance our brand's and our products' presence, our market may decrease which could in turn result in lost revenues and adversely affect ours business and financial results.

We need to increase brand awareness.

Due to a variety of factors, our opportunity to achieve and maintain a significant market may be limited. Developing and maintaining awareness of our brand names, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the market increases. Successfully promoting and positioning our brands, products, and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase our financial commitment to creating and maintaining brand awareness. If we fail to successfully promote our brand names or if we incur significant expenses promoting and maintaining our brand names, it will have a material adverse effect on our results of operations.

We face competition in our markets from various large and small companies, some of which have greater financial, research and development, production, and other resources than we do.

In many cases, our competitors have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. Our ability to compete depends, in part, upon a number of factors outside our control, including the ability of our competitors to develop alternatives that are superior. If we fail to successfully compete in its markets, or if we incur significant expenses in order to compete, it could have a material adverse effect on our results of operations.

We currently have limited marketing in place.

We currently has limited resources devoted to marketing our brands and our company. If we are unable to establish sufficient marketing and sales capabilities or enter into agreements with third parties, we may not be able to effectively market and generate revenues.

We may provide limitations on director, officer and other's liability.

We may provide for the indemnification of directors, officers and others to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of directors, officers and others to us and our shareholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with previous offerings of securities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or others controlling or working with us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Despite this, should we provide such indemnification, it could have a material adverse effect on us.

We may face significant competition from other similar companies, and our operating results will suffer if we fail to compete effectively.

We may face significant competition from other companies, and our operating results could suffer if we fail to compete effectively. The industries in which we participate are intensely competitive and subject to rapid and significant change. We have competitors both in the United States and internationally. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing organizations. Additional mergers and acquisitions in our industry may result in even more resources being concentrated in our competitors. As a result, these companies may obtain market acceptance more rapidly than we are able and may be more effective themselves as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries.

Our future financial performance and our ability to compete effectively will depend, in part, on our ability to manage any future growth effectively.

As our operations expand, we expect that we will need to manage additional relationships with various strategic partners, suppliers and other third parties. Our future financial performance and our ability to commercialize our business and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and its failure to accomplish any of them could prevent us from successfully growing.

Our insurance strategy may not be adequate to protect us from all business risks.

We may be subject, in the ordinary course of business, to losses resulting from accidents, acts of God and other claims against us, for which we may have no insurance coverage. We currently maintain no automobile, life, disability, workers compensation, health, or property insurance policies. We currently have limited general liability insurance. A loss that is uninsured, or underinsured, or which otherwise exceeds policy limits may require us to pay substantial amounts, which could adversely affect our financial condition and operating results.

The costs for maintaining adequate insurance coverage fluctuate and are generally beyond our control. If insurance rates increase and we are not able to pass along those increased costs to our guests through higher admission fees, room rates, and amenity costs, our operating margins could suffer.

Our resorts are subject to real and personal property taxes. The real and personal property taxes on our resorts may increase or decrease as tax rates change and as our resorts are assessed or reassessed by taxing authorities. If property taxes increase and we are unable to pass these increased costs along to our guests through higher admission fees, room rates, and amenity costs, our financial condition and results of operations may be adversely affected.

Uninsured losses or losses in excess of our insurance coverage could adversely affect our financial condition and our cash flow, and there may be a limited number of insurers that will underwrite coverage for resorts with indoor snowparks.

We expect to maintain comprehensive liability, fire, flood (where appropriate), and extended coverage insurance with respect to our resorts with policy specifications, limits and deductibles that we believe are commercially reasonable for our operations and are available to businesses in our industry. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, riots, acts of war or terrorism, or losses related to the award of punitive damages in a legal action. Should an uninsured loss occur, we could lose both our investment in, and anticipated cash flow from, a resort (including cash flows from our license or management agreements). If any such loss is insured, we may be required to pay a significant deductible on any claim for recovery of such a loss prior to our insurer being obligated to reimburse us for the loss or the amount of the loss may exceed our coverage for the loss. In addition, we may not be able to obtain insurance in the future at acceptable rates, or at all, and insurance may not be available to us on favorable terms or at all, including insurance for the construction and development of our resorts, especially since there may be a limited number of insurance companies that underwrite insurance for indoor snowparks.

A significant decline in real estate values may have an adverse impact on our financial condition.

We expect to own significant amounts of real estate throughout the United States. A significant decline in real estate values may require us to use a significant amount of cash to reduce our debt.

A failure to maintain good relationships with third-party property owners and licensees could have a material, adverse effect on our growth strategies and our business, financial condition, and results of operations.

We may manage and/or license resort properties in which we have limited or no ownership interest, and may increase the number of such properties as we seek to expand our operations both domestically and internationally. The viability of our management and licensing business depends, in part, on our ability to establish and maintain good relationships with third-party property owners and licensees. Third-party developers, property owners, and licensees are focused on maximizing the value of their investment and working with a management company or licensor that can help them be successful. The effectiveness of our management, the value of our brand, and the rapport that we maintain with our third-party property owners and licensees impact our revenue streams from our management and license agreements. If we are unable to maintain good relationships with our third-party property owners and licensees, we may be unable to renew existing agreements or expand our relationships with these owners. Additionally, our opportunities for developing new relationships with additional third parties may be adversely impacted.

The nature of our responsibilities under our management agreements to manage each resort and enforce the standards required for our brands under both management and license agreements may be subject to interpretation and may give rise to disagreements in some instances. Additionally, some courts have applied principles of agency law and related fiduciary standards to managers of third-party resort properties such as us, which means, among other things, that property owners may assert the right to terminate management agreements even where the agreements do not expressly provide for termination. In the event of any such termination, we may need to negotiate or enforce our right to a termination payment that may not equal expected profitability over the term of the agreement. These types of disagreements are more likely during an economic downturn. We seek to resolve any disagreements in order to develop and maintain positive relations with potential joint venture partners but may not always be able to do so. Failure to resolve such disagreements may result in litigation. In addition, the terms of our management agreements and license agreements for some of our facilities may be influenced by contract terms offered by our competitors, among other things. We may not be able to enter into future collaborations, renew agreements, or enter into new agreements in the future on terms that are favorable to us. Finally, we are dependent on the cooperation of the owners or principal owners of our licensed and managed resorts in the development of new resorts and in the renovation of existing resorts. The failure to retain or renew management and licensing agreements or the failure of owners to develop resorts as agreed or on schedule or to make necessary capital expenditures may cause disruptions to our business plan and growth strategies and have a material, adverse effect on our business, financial condition, and results of operations.

We will be dependent on the owners of the resorts we manage and license for third-party owners to fund certain operational expenditures related to those resorts, and if such funds are untimely or not paid, we are required to bear the cost.

We will incur significant expenditures related to the management of our managed resorts, including salary and other benefit related costs and business and employee related insurance costs, for which we are reimbursed by third-party resort owners. In the normal course of business, we make every effort to pay these costs only after receiving payment from an owner for such costs. To the extent an owner would not be able to reimburse these costs, however, due to a sudden and unexpected insolvency situation or otherwise, we would be legally obligated to pay these costs directly until such time as we could make other arrangements. Although we would make every effort to reduce or minimize these costs prior to the point at which an owner could not reimburse us and we would continue to pursue payment through all available legal means, our results of operations and financial condition could be adversely affected if we were forced to bear those costs.

Investing through partnerships or joint ventures may decrease our ability to manage risk. Additionally, our license fee and management fee revenue streams, as well as any joint venture equity investments, will be subject to property-level indebtedness and other risks.

In addition to acquiring or developing resorts, we may from time to time invest as a co-venturer. Joint venturers often have shared control over the operation of the joint venture assets. Therefore, joint venture investments may involve risks such as the possibility that the co-venturer in an investment might become bankrupt or not have the financial resources to meet its obligations, have economic or business interests or goals that are inconsistent with our business interests or goals, or be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives. Consequently, actions by a co-venturer might subject any resorts owned by the joint venture to additional risk. Further, we may be unable to take action without the approval of our joint venture partners. Alternatively, our joint venture partners could take actions binding on the joint venture without our consent. Additionally, should a joint venture partner become bankrupt, we could become liable for our partner's share of joint venture liabilities.

Furthermore, our managed resorts that are subject to mortgage or construction indebtedness must be serviced by the entities owning those resorts. Future licensed or managed resorts will be subject to such indebtedness. The principal owner of a licensed or managed resort may cause the entity owning the resort to incur indebtedness that may exceed the amount of debt the resort can service. In the event of a failure to service property-level indebtedness that results in a sale or foreclosure, our license and management agreements may be terminated, and any joint venture equity investment we have made in the owner will likely be lost. The loss of these agreements or investments could have a material and adverse effect on our business, financial condition, and results of operations.

We expect that, under certain circumstances, our license and management agreements may be terminated by the property owners. The termination of our current or future license or management agreements would reduce our revenues and have a material adverse effect on our business, financial condition, and results of operations.

Because the land used by our Fairfax County resort we intend to develop will be subject to a ground lease that has not been finalized, a failure to finalize that lease or a termination of that lease by the lessor could cause us to lose the ability to operate this resort altogether and incur substantial costs in restoring the premises.

The rights to use the land at the Fairfax County, VA resort are based upon our interest under a long-term ground lease we expect to have with Fairfax County, the owners of the land where we intend to develop our resort. We have not finalized this ground lease, and we may not be able to reach mutually acceptable terms with Fairfax County to allow us to enter into the ground lease. Pursuant to the expected terms of the ground lease for this resort, we will be required to pay all rent due and comply with all other lessee obligations. Any pledge of our interest in this ground lease may also require the consent of the lessor. As a result, we may not be able to sell, assign, transfer, or convey our interest in the resort subject to the ground lease in the future absent consent of such third parties even if such transactions may be in our best interest.

The lessor may require the lessee, at the expiration or termination of the ground lease, to surrender any improvements, alterations, or additions to the land. The ground lease also may require the lessee to restore the premises following a casualty and to apply in a specified manner any proceeds received in connection therewith. The lessee may have to restore the premises if a material casualty, such as a fire or an act of God, occurs and the cost thereof exceeds available insurance proceeds.

If we are unable to effectively protect our intellectual property and trade secrets, it may impair our ability to compete.

Our success will depend on our ability to obtain and maintain meaningful intellectual property protection for any of our intellectual property. The names and/or logos of our brands may be challenged by holders of trademarks who file opposition notices, or otherwise contest, trademark applications by us for our brands. Similarly, domains we own and use may be challenged by others who contest our ability to use the domain name or URL. Patents, trademarks and copyrights that have been or may be obtained by us may be challenged by others, or enforcement of the patents, trademarks and copyrights may be required. We also rely upon, and will rely upon in the future, trade secrets. While we use reasonable efforts to protect these trade secrets, we cannot assure that our employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose our trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. If we are unable to defend our trade secrets from others' use, or if our competitors develop equivalent knowledge, it could have a material adverse effect on our business.

Any infringement of our patent, trademark, copyright or trade secret rights could result in significant litigation costs, and any failure to adequately protect our trade secret rights could result in the Company's competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Existing patent, copyright, trademark, and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our rights to the same extent as do the laws of the United States. Therefore, we may not be able to protect our existing patent, copyright, trademark, and trade secret rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using our existing patent, copyright, trademark and trade secret rights could be expensive and time-consuming, and the outcome of such a claim is unpredictable. This litigation could result in diversion of resources and could materially adversely affect our operating results.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business.

The success of our resorts depends in part on our brands, logos, and branded merchandise. We rely on registration and enforcement of a combination of service marks, copyrights, trademarks, and similar intellectual property rights to protect our brands, logos, branded merchandise, and other intellectual property. The success of our growth strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our brand in both domestic and international markets. We also use our trademarks and other intellectual property on the Internet. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, either in print or on the Internet, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands, logos, and branded merchandise to achieve and maintain market acceptance. We expect to license our Alpine-X brand and intend to further license the brand in domestic and international markets. While we try to ensure that the quality of our brand is maintained by any future licensees, we cannot assure that these licensees will not take actions that adversely affect the value of our intellectual property or reputation.

We have registered certain trademarks in the United States. There is no guarantee that our trademark registration applications will be granted. In addition, the trademarks that we currently use have not been registered in all of the countries in which we intend to do business and may never be registered in all of these countries. We may not be able to adequately protect our trademarks, and our use of these trademarks may result in liability for trademark infringement, trademark dilution or unfair competition.

We may not have taken all the steps necessary to protect our intellectual property in the United States and foreign countries. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and the risks related to foreign laws will increase as we expand internationally.

We rely upon trade secret protection to protect our intellectual property; it may be difficult and costly to protect our proprietary rights and we may not be able to ensure their protection.

We currently rely on trade secrets. While we use reasonable efforts to protect these trade secrets, we cannot assure that our employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose our trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods, and know-how. If we are unable to defend our trade secrets from others' use, or if our competitors develop equivalent knowledge, it could have a material adverse effect on our business. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenue. Existing patent, copyright, trademark, and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Therefore, we may not be able to protect our proprietary rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using our trade secrets could be expensive and time-consuming, and the outcome of such a claim is unpredictable. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could materially adversely affect ours future operating results.

A breakdown in computer, website, or information systems could affect our business.

Computer, website and/or information system breakdowns as well as cyber security attacks could impair our ability to service our customers, leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on our financial results.

A data security breach could expose us to liability and/or protracted and costly litigation, and could adversely affect our reputation and operating revenues.

To the extent our activities involve the storage and transmission of confidential information, we and/or third-party processors will receive, transmit and store confidential customer and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to our or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information. A data security breach of the systems on which sensitive account information are stored could lead to fraudulent activity involving our products and services, reputational damage, and claims or regulatory actions against us. If we are sued in connection with any data security breach, we could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, we might be forced to pay damages and/or change our business practices or pricing structure, any of which could have a material adverse effect on our operating revenues and profitability. We would also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach.

A failure to keep pace with developments in technology could impair our operations or competitive position.

The entertainment resort industry continues to demand the use of sophisticated technology and systems, including those used for our reservation, revenue management and property management systems and technologies we make available to our guests. These technologies and systems must be refined, updated, and/or replaced with more advanced systems on a regular basis. If we are unable to do so as quickly as our competitors or within budgeted costs and time frames, our business could suffer. We also may not achieve the benefits that we anticipate from any new technology or system, and a failure to do so could result in higher than anticipated costs or could impair our operating results.

The illiquidity of real estate may make it difficult for us to dispose of one or more of our resorts.

We may from time to time decide to dispose of one or more of our real estate assets. Because real estate holdings generally, and family entertainment resorts like ours in particular, are relatively illiquid, we may not be able to dispose of one or more real estate assets on a timely basis or at a favorable price. The illiquidity of our real estate assets could mean that we continue to operate a facility that management has identified for disposition. Failure to dispose of a real estate asset in a timely fashion, or at all, could adversely affect our business, financial condition, and results of operations.

Our future financial results could be adversely impacted by asset impairments or other charges.

We are required to test our goodwill and other intangible assets at least yearly for impairment or when circumstances indicate that the carrying value of those assets may be impaired. We are also required to test our long-lived assets (such as resorts) when circumstances indicate that the carrying value of those assets may not be recoverable. The amount of any future annual or interim asset impairment charges could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken. Any operating losses resulting from impairment charges could have an adverse effect on the value of our securities.

We will depend on third-party providers for a reliable internet infrastructure as well as other aspects of our technology and applications and the failure of these third parties, or the internet in general, for any reason would significantly impair our ability to conduct our business.

We will outsource some or all of our online presence, server needs, technology development and data management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third-party facilities require uninterrupted access to the Internet. If the operation of the servers is interrupted for any reason, including natural disaster, financial insolvency of a third-party provider, or malicious electronic intrusion into the data center, its business would be significantly damaged. As has occurred with many Internet-based businesses, we may be subject to "denial-of-service" attacks in which unknown individuals bombard its computer servers with requests for data, thereby degrading the servers' performance. We cannot be certain we will be successful in quickly identifying and neutralizing these attacks. If either a third-party facility failed, or our ability to access the Internet was interfered with because of the failure of Internet equipment in general or if we become subject to malicious attacks of computer intruders, our business and operating results will be materially adversely affected.

Our actual or perceived failure to adequately protect personal data could harm our business.

A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These privacy and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development of new products. Our actual, perceived or alleged failure to comply with applicable laws and regulations or to protect personal data, could result in enforcement actions and significant penalties against us, which could result in negative publicity, increase the Company's operating costs, subject us to claims or other remedies, and may negatively impact our business.

Our employees may engage in misconduct or improper activities.

We, like any business, are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

There are doubts about our ability to continue as a going concern.

Our independent accountants have raised doubts about our ability to continue as a going concern. There can be no assurance that sufficient funds required during the next year or thereafter will be generated from operations or that funds will be available from external sources, such as debt or equity financings or other potential sources. The lack of additional capital resulting from the inability to generate cash flow from operations, or to raise capital from external sources would force us to substantially curtail or cease operations and would, therefore, have a material adverse effect on our business. We intend to overcome the circumstances that impact our ability to remain a going concern through a combination of the commencement of revenues, with interim cash flow deficiencies being addressed through additional financings. We anticipate raising additional funds through public or private financing, securities financing, and/or strategic relationships or other arrangements in the near future to support our business operations; however, we may not receive commitments from third parties for a sufficient amount of additional capital. We cannot be certain that any such financing will be available on acceptable terms, or at all, and our failure to raise capital when needed could limit our ability to continue our operations. Our ability to obtain additional funding will determine our ability to continue as a going concern. Failure to secure additional financing in a timely manner and on favorable terms would have a material adverse effect on our financial performance and results of operations, and require us to curtail or cease operations, sell off our assets, seek protection from its creditors through bankruptcy proceedings, or otherwise. Furthermore, additional equity financing may be dilutive to the holders of our securities, and debt financing, if available, may involve restrictive covenants, and strategic relationships, if necessary to raise additional funds, and may require that we relinquish valuable rights. Any additional financing could have a negative effect on shareholders.

We will pursue development of resorts located outside of the United States, and international expansion may cause the proportion of our international business to expand. Many factors affecting business activities outside the United States could adversely impact this business.

Our international expansion plan is to license and/or manage resorts that are located in North America outside the United States, foreign countries and are wholly-owned or principally owned by third parties.

Factors that could affect our international business will vary by region and market and generally include:

- Instability or changes in social, political and/or economic conditions that could disrupt the trade activity in the countries where our resorts are located
- The imposition of additional duties, taxes and other charges on imports and exports
- Changes in foreign laws and regulations
- Any inability to enforce contracts or intellectual property protections under the laws of the relevant jurisdiction
- The availability of qualified labor and other resources in the relevant region
- Potential and actual international terrorism and hostilities
- The adoption or expansion of trade sanctions or other similar restrictions
- Tax laws and other regulations that may impede our ability to receive revenues from international resorts
- Recessions in foreign economies or changes in local economic conditions
- Changes in currency valuations in specific countries or markets

The occurrence or consequences of any of these risks could affect our ability to operate in the affected regions, which could have a material, adverse effect on our growth strategies and our financial results.

Changes in tax laws, or their interpretation, and unfavorable resolution of tax contingencies could adversely affect our tax expense.

Our future effective tax rates could be adversely affected by changes in tax laws or their interpretation, both domestically and internationally. For example, in December 2017, the Tax Cuts and Jobs Act of 2017 (the "**Tax Act**") was enacted into United States law. This legislation is broad and complex, and given its recent enactment, regulations or other interpretive guidance are currently limited. Any change in the interpretation of the Tax Act or other legislative proposals or amendments could have an adverse effect on our financial condition, results of operations, and cash flows. Furthermore, the effect of certain aspects of the Tax Act on state income tax frameworks is currently unclear, and potential changes to state income tax laws or their interpretation could further increase the Company's income tax expense. Our tax returns and positions (including positions regarding jurisdictional authority of foreign governments to impose tax) are subject to review and audit by federal, state, local, and international taxing authorities. An unfavorable outcome to a tax audit could result in higher tax expense, thereby negatively impacting the Company's results of operations.

Our financial results could be adversely affected by an economic downturn.

Snowsports, vacation travel, and discretionary spending on recreational activities could be significantly affected by a prolonged period of economic downturn which could reduce consumer spending on recreational activities, result in declines in visits and revenue and could have a material adverse effect on us and our performance and our financial condition, results of operations and cash flows.

We face substantial competition.

The market for recreational activities, travel and experiences such as those offered by us within the United States is highly competitive due to the increasing number of domestic and international options competing for the consumer's money. Many of our competitors have substantially greater financial resources and marketing strength. Moreover, the introduction of new products or services by competitors that compete directly with our products or services or that diminish the importance of our products or services may have a material adverse effect on our business and financial results.

Our advertising and promotional investments may affect our financial results.

We expect to continue to incur significant advertising, marketing and promotional expenditures to enhance our brands. These expenditures may adversely affect our results of operations and may not result in increased sales. Variations in the levels of advertising, marketing and promotional expenditures are expected to cause variability in our results of operations. While we will attempt to invest only in effective advertising, marketing and promotional activities, it is difficult to correlate such investments with sales results, and there is no guarantee that our expenditures will be effective in building brand equity or growing short term or long-term sales.

Our operating results and cash flow may be adversely affected by unfavorable economic, financial and societal market conditions.

Volatility and uncertainty in the financial markets and economic conditions may directly or indirectly affect our performance and operating results in a variety of ways, including: (a) prices for energy and agricultural products may rise faster than current estimates, including increases resulting from currency fluctuations; (b) our key suppliers may not be able to fund their capital requirements, resulting in disruption in the supplies of our raw and packaging materials; (c) the credit risks of our distributors may increase; (d) the impact of currency fluctuations on amounts owed to us by distributors that may pay in foreign currencies; or (e) our credit facility, or portion thereof, may become unavailable at a time when needed by us to meet critical needs.

We or the principal owners of our licensed and managed resorts will be required to make certain capital expenditures to maintain the quality of our resorts, and the failure to make such expenditures could materially and adversely affect our brand equity as well as our business, our financial condition, and results of operations.

Our resorts have an ongoing need for renovations and other capital improvements, including periodic replacement of furniture, fixtures and equipment. The cost of such capital improvements could have an adverse effect on our financial condition and results of operations. Such renovations involve certain risks, including the possibility of environmental problems, construction cost overruns and delays, the possibility that we will not have available cash to fund renovations or that financing for renovations will not be available on favorable terms, if at all, uncertainties as to market demand or deterioration in market demand after commencement of renovation, and the emergence of unanticipated competition from other entities. The owners of our licensed and managed resorts will face similar risks and capital expenditure requirements, and third-party owners or licensees may be unable to access capital or unwilling to spend available capital when necessary, even if required by the terms of our management or license agreements. If we or the owners of our licensed and managed resorts do not meet those capital expenditure needs, we may not be able to maintain the quality of our resorts. If we are unable to maintain the quality of our resorts, our brand equity and guest satisfaction will be negatively affected, thereby reducing our ability to grow our business, attract new customers and drive repeat and referral business, which could have a material and adverse effect on our business, financial condition, and results of operations.

Accidents or injuries at our resorts, particularly in our snowparks, may subject us to liability, and accidents or injuries at our resorts or at competing resorts with snowparks could adversely affect our brand and/or our safety reputation and ability to attract customers, which would harm our business, financial condition and results of operations.

We are subject to the potential risks associated with concentration of our resorts under the Alpine-X brand and the brand image associated with each geographic location. A negative public image or other adverse event which becomes associated with our Alpine-X brand could adversely affect our business and revenues.

There are inherent risks of accidents or injuries at family/group entertainment resorts, including accidents or injuries at snowparks. The personnel in our indoor snowparks and our other resort staff cannot prevent every accident or injury. Potential snowpark accidents and injuries include falls, cuts, or other abrasions; broken or fractured bones; concussions and other head injuries; injuries resulting from equipment malfunctions; and deaths. One or more accidents or injuries at any of our snowparks or at other snowparks could adversely affect our safety reputation among our potential customers, decrease our overall visitation rates, increase the cost of or make unavailable to us the appropriate liability insurance policies, and increase our operating costs by requiring us to take additional measures to make our safety precautions even more visible and effective.

If accidents or injuries occur at any of our resorts, we may be held liable for costs related to the injuries. We maintain insurance of the types and in the amounts that we believe are commercially reasonable and that are available to businesses in our industry, but we cannot be certain that our liability insurance will be adequate or available at all times and in all circumstances to cover any liability for these costs. Our business, financial condition, and results of operations would be adversely affected to the extent claims and associated expenses resulting from accidents or injuries exceed our insurance recoveries.

Increases in operating costs and other expense items could reduce our operating margins and adversely affect our growth, financial condition, and results of operations.

Increases in operating costs due to inflation and other factors may not be directly offset by increased admission fees, room rates, and other revenue. Increases in operating costs may also negatively affect the profitability of our licensed and managed resorts, which may therefore have a material, adverse effect on our license fee and management fee revenues as well as the value of our minority investments in such resorts. Our most significant operating costs are our labor, utilities, insurance, and property taxes. Many, and in some cases all, of the factors affecting these costs are beyond our control.

Labor is our largest resort-level operating expense. If we face labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates, or increases in the applicable minimum wage or other employee benefits costs (including costs associated with health insurance coverage), our operating expenses could increase and our growth could be adversely affected. Our success depends in part upon our ability to attract, motivate, and retain a sufficient number of qualified employees, including resort managers, snowpark personnel, and other resort staff. The number of qualified individuals needed to fill these positions is in short supply in some areas. Any future inability to recruit and retain sufficient individuals may delay the planned openings of new resorts. Competition for qualified employees could also require us to pay higher wages to attract a sufficient number of employees.

Energy costs also account for a significant portion of our total resort-level operating expenses. The price of energy is volatile, and shortages sometimes occur. Significant increases in the cost of energy, or shortages of energy, could interrupt or curtail our operations, lower our operating margins, or both.

We may not be able to attract a significant number of customers from our key target markets, which would adversely affect our business, financial condition, and results of operations.

Our strategy emphasizes attracting and retaining customers from the local, or drive-to, markets within a convenient driving distance from each of our resorts. Any resorts we develop or manage in the future are similarly likely to be dependent primarily on the markets in the immediate vicinity of such resorts. Regional economic difficulties may have a disproportionately negative impact on our resorts in the affected markets. In addition, because we are dependent to a large extent on customers who drive to our locations, a significant increase in the price of gasoline in our local markets or nationally may also increase the real or perceived cost of a visit to one of our resorts and therefore have a negative effect on our ability to attract customers to our resorts. We may not be able to continue to attract a sufficient number of customers in our local markets to make our resort operations profitable. If we fail to do so, our business, financial condition, and results of operations would be adversely affected.

Our business is dependent on leisure and business travel.

Our business is sensitive to the willingness of our guests to travel. Acts of terrorism, the spread of contagious diseases, regional political events and developments in military conflicts in areas of the world from which we draw our guests could depress the public's willingness and/or ability to travel and cause severe disruptions in both domestic and international air travel and consumer discretionary spending. This could reduce the number of visitors to our facility and have an adverse effect on us.

Also, many of our guests travel by vehicle and higher gasoline prices could adversely impact our guests' willingness to travel to our business. Higher cost of travel may also affect the amount that guests are willing to spend at our locations and could negatively impact our revenue, particularly for lodging, ski school, dining and retail/rental. A decrease in leisure and business travel could have a material adverse effect on us and our performance, financial condition, results of operations and cash flows.

We may be impacted by natural disasters.

A severe natural disaster, such as an earthquake, hurricane, fire, or flood may interrupt our operations, damage our properties and/or reputation and reduce the number of guests who visit us. Damage to properties could take a long time to repair and there is no guarantee that we would have adequate insurance to cover the costs of such a repair. Furthermore, such a disaster may interrupt or impede access to our affected properties or require evacuations and may cause visits to the affected properties to decrease for an indefinite period. A severe natural disaster could have a material adverse effect on us and our performance, financial condition, results of operations and cash flows.

We are subject to privacy laws and collect guest information.

We collect personally identifiable information relating to our guests for various business purposes, including marketing and promotional purposes. The integrity and privacy of our guests' information is important to us and guests have a high expectation that we will adequately protect their personal information. The regulatory environment governing privacy laws is increasingly demanding and privacy laws continue to evolve and on occasion may be inconsistent from one jurisdiction to another. Maintaining compliance with applicable privacy regulations may increase our operating costs and/or adversely impact our ability to market our products, properties and services to our guests. Furthermore, our non-compliance with applicable privacy regulations (or in some circumstances non-compliance by third parties engaged by us), breach of security on systems storing our guest data, a loss of guest data or fraudulent use of guest data could adversely impact our reputation or result in fines or other damages, litigation and regulatory investigations.

We transmit credit card information, which may be subject to risks.

We expect to transmit confidential credit card information in connection with our various guest services, including our lift operations, food and beverage operations, rental operations, retail operations, ski school operations and other operations. Third parties may have the technology or know-how to breach the security of this customer information, and our security measures and those of our technology vendors may not effectively prevent others from obtaining improper access to this information. Any security breach could expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and any resulting negative publicity could significantly harm our reputation.

We compete with other leisure activities and ski resorts, which makes maintaining our customer base difficult.

The skiing industry is highly competitive and capital intensive. Our year-round snow and entertainment resorts will compete against other ski resorts in their markets for both day and overnight drive skiers. Our competitive position depends on a number of factors, such as the quality and coverage of our operations, resort size, the attractiveness of our operation, ticket prices, prevailing weather conditions for outdoor facilities and resorts, the appeal of related services and our reputation. Some of our competitors have stronger competitive positions in respect of one or more of these factors, which may adversely affect our ability to maintain or grow our customer base.

Our operations may be adversely affected by extreme weather conditions and the impact of disasters.

We intend to operate our resorts in several different markets, each of which is subject to local weather patterns and their effects on our resorts, especially our guests' ability to travel to our resorts. Extreme weather conditions can from time to time have a material adverse impact upon individual resorts or particular regions. Our resorts are also vulnerable to the effects of destructive forces, such as fire, storms, high winds and flooding, and any other occurrence that could affect the supply of water, gas, telephone, or electricity to our resorts. Although our resorts are expected to be insured against property damage, damages resulting from Acts of God or otherwise may exceed the limits of our insurance coverage or be outside the scope of that coverage.

Changes in consumer tastes and preferences may affect visitors to our facilities.

Our success depends on our ability to attract visitors to our facilities. Changes in consumer tastes and preferences, particularly those affecting the popularity of skiing, snowboarding and tubing, and other social and demographic trends could adversely affect the number of visits to our facilities. Furthermore, a reduction in average household income in some of the areas near our facilities, compared to historic levels, combined with the increasing cost of skiing, snowboarding and tubing, may make these activities unaffordable for a large percentage of that population. A significant decline in snow area visits compared to historical levels would have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

We will be dependent on significant infrastructure and equipment.

Our infrastructure and equipment, including snowmaking equipment and ski lifts, are costly to maintain, repair and replace and are susceptible to unscheduled maintenance. Much of our infrastructure and equipment will eventually need to be replaced or significantly repaired or modernized, which could result in interruptions to our business, particularly during our peak periods. In certain cases, the cost of infrastructure or equipment repair or replacement may not be justified by the revenues at the applicable resort.

The high fixed cost structure of our operations could result in significantly lower operating income if revenues decline.

The cost structure of our operations has a significant fixed component with variable expenses. Any material declines in the economy, elevated geopolitical uncertainties well as other risk factors discussed herein, could adversely affect revenue. As such, our operating income, profits and cash flows may be materially reduced due to declines in revenue given our relatively high fixed cost structure. In addition, increases in wages and other labor costs, energy, healthcare, insurance, transportation, fuel, and other expenses included in our fixed cost structure may also reduce our margins, profits, and cash flows.

We may not be able, by ourselves or with others, to develop new resorts or further develop existing resorts on a timely or cost-efficient basis, or at all, which would adversely affect our growth strategy.

As part of our growth strategy, we currently intend to develop, or license others to develop, additional facilities. Development involves substantial risks, including the following risks:

- Development costs may exceed budgeted or contracted amounts or may exceed available capital
- Increases in the costs of materials or supplies used in construction of our facilities
- Changes in applicable building codes, construction materials, labor costs or construction methodologies may increase development costs

- Delays in architectural or other design-related services, or in the commencement or completion of construction
- Failure to obtain all necessary zoning, land use, occupancy, construction, operating and other required governmental permits and authorizations
- Changes in real estate, zoning, land use, environmental and tax laws
- Unavailability to us and other investors and/or developers of financing on favorable or any terms
- Failure of developed properties to achieve desired revenue or profitability levels once opened
- Negative changes in the local markets, the local competitive environment or in local economic conditions that occur between the commencement of development and the completion of the resort
- Scarcity of suitable development sites, due to existing development, physical limitation or competition for sites from competitors that may have greater financial resources or risk tolerance than we do or other factors
- An incurrence of substantial costs in the event a development project is abandoned or modified prior to completion

In particular, construction projects entail significant risks, including shortages of design and construction expertise, materials or skilled labor, unforeseen engineering, environmental or geological problems, work stoppages, weather interference, floods and unanticipated cost increases. There are also a limited number of suppliers and manufacturers of the equipment we use in our indoor snowdomes. We may not be able to successfully manage any future development to minimize these risks, and present or future developments may not perform in accordance with our previous developments or our expectations. The failure to successfully develop our new resorts could have a material, adverse effect on our growth strategies and our business, financial condition and results of operations.

We compete with other vacation/leisure travel destinations and resorts.

Our facilities will compete with other forms of vacation travel and leisure activities, including theme, water and amusement parks and other recreational activities. Our business is also subject to factors that affect the recreation and leisure and resort industries generally, such as general economic conditions and changes in consumer spending habits. We believe the principal competitive factors of a family entertainment resort include:

- Location
- Room rates
- Name recognition
- Reputation
- The uniqueness and perceived quality of the attractions and amenities
- The atmosphere and cleanliness of the attractions and amenities
- The quality and perceived value of the lodging accommodations
- The quality and perceived value of the food and beverage service
- Convenience
- Service levels
- Reservation systems

We anticipate that competition within some of our markets will increase further in the foreseeable future. A number of other operators have announced plans to develop family entertainment resorts that would compete with some or all of our facilities We compete for guests and for new development sites with certain of these entities that may have greater financial resources than we do and better relationships with lenders and sellers of real estate. These entities may be able to accept more risk than we can prudently manage and may have greater marketing and financial resources. Further, new or existing competitors may significantly reduce their rates, as they have in the past, or offer greater convenience, services or amenities, and significantly expand or improve their facilities. Such events could materially adversely affect our business and results of operations.

Because we concentrate in a single industry segment, we may be adversely affected by a downturn in that industry segment.

Our assets and operations are concentrated in a single industry segment – family/group entertainment resorts. Our primary current strategy is to expand the number of our resorts. Therefore, a downturn in the entertainment, travel, or vacation industries, in general, and the family/group entertainment resort segment, in particular, could have an adverse effect on our business and financial condition.

Risks Related to Regulation

Compliance with the Americans With Disabilities Act and other governmental regulations and changes in governmental rules and regulations may adversely affect our financial condition and results of operations.

Under the Americans with Disabilities Act of 1990 and the regulations promulgated thereunder, or the ADA, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While we expect that our resorts will be in compliance with the requirements currently in effect, a determination that we are not in compliance with the ADA could result in the imposition of fines or an award of damages to private litigants. We cannot predict the ultimate cost of compliance with the ADA.

The resort industry is also subject to numerous federal, state, and local governmental regulations including those related to building and zoning requirements, and we are subject to laws governing our relationship with our employees, including minimum wage requirements, overtime, working conditions, and work permit requirements. In addition, changes in governmental rules and regulations or enforcement policies affecting the use and operation of our resorts, including changes to building codes and fire and life safety codes, may occur. If we were required to make substantial modifications at our resorts to comply with the ADA, other governmental regulations, or changes in governmental rules and regulations, our financial condition and results of operations could be adversely affected.

We may face possible liability for environmental cleanup costs and damages for contamination related to our properties, which could adversely affect our business, financial condition, and results of operations.

Our operations and properties are subject to federal, state, and local laws and regulations relating to the protection of the environment, natural resources and worker health and safety, including laws and regulations governing and creating liability relating to the management, storage and disposal of hazardous substances and other regulated materials. Our properties are also subject to various environmental laws and regulations that govern certain aspects of our ongoing operations. These laws and regulations control such things as the nature and volume of our wastewater discharges, quality of our water supply and our waste management practices. The costs of complying with these requirements, and of paying penalties, fines, assessments, and the like related to non-compliance, as they now exist or may be altered in the future, could adversely affect our financial condition and results of operations.

Because we expect to own and operate real property, various federal, state, and local laws may impose liability on us for the costs of removing or remediating various hazardous substances, including substances that may be currently unknown to us, that may have been released on or in our property or disposed by us at third-party locations. The principal federal laws relating to environmental contamination and associated liabilities that could affect us are the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act; state and local governments have also adopted separate but similar environmental laws and regulations that vary from state to state and locality to locality. These laws may impose liability jointly and severally, without regard to fault and whether or not we knew of or caused the release.

The presence of hazardous substances on a property or the failure to meet environmental regulatory requirements may materially adversely affect our ability to use or sell the property, or to use the property as collateral for borrowing, and may cause us to incur substantial remediation or compliance costs. In addition, if hazardous substances are located on or released from one of our properties, we could incur substantial liabilities through a private party personal injury claim, a claim by an adjacent property owner for property damage or a claim by a governmental entity for other damages, such as natural resource damages. This liability may be imposed on us under environmental laws or common-law principles.

We expect to obtain environmental assessment reports on the properties we own or operate as we deem appropriate. However, the environmental assessments that we may undertake might not reveal all potential environmental liabilities or claims for such liabilities. It is also possible that future laws, ordinances or regulations or changed interpretations of existing laws and regulations will impose material environmental liability or compliance costs on us, that the current environmental conditions of properties we own or operate will be affected by other properties in the vicinity or by the actions of third parties unrelated to us or that our guests could introduce hazardous or toxic substances into the resorts we own or manage without our knowledge and expose us to liability under federal or state environmental laws. The costs of defending these claims, complying with as yet unidentified requirements, conducting this environmental remediation or responding to such changed conditions could adversely affect our financial condition and results of operations.

Some of our resort properties may have contained, or are adjacent to or near, other properties that have contained or currently contain, underground storage tanks for the storage of petroleum products or other hazardous or toxic substances. If hazardous or toxic substances were released from these tanks, we could incur significant costs or, with respect to tanks on our property, be liable to third parties with respect to the releases.

On occasion, we may elect to participate in the development of properties that have had a history of industrial activities and/or historical environmental contamination. Where such opportunities arise, we expect to engage third-party experts to evaluate the extent of contamination, the scope of any needed environmental clean-up work, and available measures (such as creation of barriers over residual contamination and deed restrictions prohibiting groundwater use or disturbance of the soil) for ensuring that planned development and future property uses will not present unacceptable human health or environmental risks or exposure to liabilities. If those environmental assessments indicate that the development opportunities are acceptable, we also expect to work with appropriate governmental agencies and obtain their approvals of planned site clean-up, development activities, and the proposed future property uses.

Future acquisitions of properties subject to environmental requirements or affected by environmental contamination could require us to incur substantial costs relating to such matters. In addition, environmental laws, regulations, wetlands, endangered species, and other land use and natural resource issues affecting either currently owned properties or sites identified as possible future acquisitions may increase costs associated with future site development and construction activities or business or expansion opportunities, prevent, delay, alter, or interfere with such plans or otherwise adversely affect such plans.

Failure to maintain the integrity of internal or customer data could result in faulty business decisions, damage of reputation and/or subject us to costs, fines or lawsuits.

Our business requires collection and retention of large volumes of internal and customer data, including credit card numbers and other personally identifiable information of our guests as they are entered into, processed by, summarized by, and reported by our various information systems. We also maintain personally identifiable information about our employees. The integrity and protection of that guest, employee, and company data is critical to us. If that data is not accurate or complete, we could make faulty decisions. Our guests and employees also have a high expectation that we will adequately protect their personal information, and the regulatory environment surrounding information security and privacy is increasingly demanding, both in the U.S. and international jurisdictions in which we may operate. A significant theft, loss or fraudulent use of guest, employee or company data could adversely impact our reputation and could result in remedial and other expenses, fines, and litigation.

Changes in tax, environmental and other regulations, government shutdowns or failure to comply with existing licensing, trade or other regulations could have a material adverse effect on the Company's financial condition.

The Company's business is highly regulated by federal, state and local laws and regulations regarding such matters as licensing requirements, trade and pricing practices, labeling, advertising, promotion and marketing practices, relationships with distributors, environmental impact of operations and other matters. These laws and regulations are subject to frequent reevaluation, varying interpretations and political debate, and inquiries from governmental regulators charged with their enforcement. In addition, any delays in federal or state government required approvals caused by federal or state government shutdowns could prevent new brands or innovations from getting to market on time or at all. Failure to comply with existing laws and regulations to which the Company's operations are subject or any revisions to such laws and regulations or the failure to pay taxes or other fees imposed on the Company's operations and results could result in the loss, revocation or suspension of the Company's licenses, permits or approvals, and could have a material adverse effect on the Company's business, financial condition and results of operations. Changes in federal and other tax rates could have a significant effect on the Company's financial results.

Risks Related to Our Capital Structure

We and the owners and developers of our licensed and managed resorts may not be able to obtain additional financing, including extensions or refinancing of existing indebtedness, on favorable terms, if at all.

We expect that we will require additional financing or have to extend or refinance our existing indebtedness over time, the amount of which will depend on a number of factors, including the number of resorts we construct or improve, the maturity dates of our existing financings, the amounts of our investments in joint ventures, additions to our current resorts, and the cash flow generated by our resorts and management and licensing agreements. The terms of any additional financing we may be able to procure are unknown at this time. Our access to third-party sources of capital depends, in part, on some or all of the following:

- General capital market conditions
- Capital providers' perception of our growth potential and growth potential in the real estate sector in general
- Our then-current debt levels
- Our then-current and expected future earnings
- Our cash flow
- The estimated value price per share of our common stock

The owners and developers of our licensed and managed resorts face similar risks, since they will require financing to construct and improve those resorts and to extend or refinance existing indebtedness. Failure to obtain sufficient financing could have a material adverse effect on our growth strategies and on our business, financial condition, and results of operations.

Any future debt financing or issuances of preferred stock that we may make will be senior to the rights of holders of our common stock, and any future issuances of common stock will result in the dilution of the then-existing stockholders' proportionate equity interest.

Issues affecting financial institutions could adversely affect financial markets generally as well as our ability to raise capital or access liquidity.

Factors that we cannot control, such as disruption of the financial markets or negative views about the financial services industry generally, could impair our ability to raise necessary funding. The creditworthiness of many financial institutions may be closely interrelated as a result of credit, derivative, trading, clearing, or other relationships among the institutions. As a result, concerns about, or a default or threatened default by, one institution could lead to significant market-wide liquidity and credit problems, losses, or defaults by other institutions. This may adversely affect the financial institutions, such as banks and insurance providers, with which we interact and therefore could adversely affect our ability to raise needed funds or access liquidity.

We may guarantee certain mortgage-related obligations of our affiliates, and if one or more of our affiliates fail to meet its obligations under their mortgages, we may be required to satisfy such obligations and such an undertaking could have an adverse affect on our financial condition.

We may provide a payment or similar guarantee of a mortgage loan and related interest secured by one or more of our resorts. The underlying cash flows from the resorts may not be able to satisfy the debt service obligations under the mortgage loans. In addition, the loan agreements may contain various customary financial and operating debt compliance covenants, and we and the entity owning the resorts may not be able to comply with those covenants. If the borrower defaults under such a loan agreement, we would be required to assume certain obligations under the loan. While the property itself may be subject to a mortgage to secure the mortgage loan, even in the event the property could be sold in a foreclosure to satisfy all or a portion of the outstanding debt, to the extent the proceeds of such sale are insufficient to satisfy the outstanding debt, we would be liable for the remaining outstanding amount.

Any default as described above could therefore have a material, adverse effect on our financial condition and could materially reduce the amount of cash we have available to fund capital expenditures and growth initiatives, which could have a material, adverse effect on our business and results of operations.

We may be unable to generate sufficient cash, and may not have access to the cash flow and other assets of our subsidiaries to service all of our indebtedness, and we may be forced to take other actions to satisfy its obligations under such indebtedness, which actions may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on the financial condition and operating performance of us and our subsidiaries, which are subject to prevailing economic and competitive conditions and to financial, business, and other factors beyond our control. We and our subsidiaries may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay or refinance our indebtedness. If the cash flows and capital resources of us and our subsidiaries are insufficient to fund our debt service obligations, we and our subsidiaries could face substantial liquidity problems and may be forced to reduce or delay capital expenditures or growth strategies, sell assets, seek additional capital, or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS. IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE COMPANY'S MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT THE COMPANY. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE INVESTOR IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SHARES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER FACTORS, THE RISK FACTORS DISCUSSED ABOVE, AS WELL AS OTHERS NOT DISCUSSED ABOVE.

BUSINESS

Description of the Business

We are a developer of year-round snow and entertainment resorts. Our goal is to develop and operate Alpine-X branded year-round snow and entertainment resorts in major metropolitan areas throughout North America. We expect each resort to include a snowdome with 300,000-400,000 square feet of real snow, upscale lodging options, multiple food and beverage outlets, and additional entertainment activities. We will design our facilities to offer snowsports ranging from recreational through competitive levels, as well as low- and no-skill snow-based fun and other entertainment options for guests.

Business Plan

Our Mission

Snowsports (and snow fun) for everyone is the vision of Alpine-X.

People who want to participate in and access snow/mountain sports have traditionally faced obstacles of geography, time commitment, expense, and seasonality. We aim to solve those issues by providing convenient, well-designed, affordable, and accessible year-round snowsports resorts for the entire community.

We want to increase the availability of snow/mountain activities for groups, families, and individuals. Our core values center around family, community, adventure, and experience. We focus on bringing together diverse groups for shared, positive, active experiences, leading to a stronger, healthier, and more inclusive community. We are committed to creating enduring positive memories while strengthening the bonds of family and friendship through our resort experiences. We want to demonstrate leadership within the resort industry community towards a lower carbon future through design and operational efficiencies and the self-generation of solar electric power.

We intend to fulfill our mission by providing:

- *An inclusive destination for the entire community*. Our goal is to remove the existing geographical and financial barriers to participating in and enjoying snowsports by providing a convenient, affordable, year-round environment to join in those activities.
- *Low- and no-skill activities to complement the indoor snowsports experience and enhance each guest's overall experience*. Although a large part of our business model is focused specifically on snowsports, we will offer a range of other entertainment experiences, both within the snowdome and throughout the rest of the resort.
- *Training and instruction for people new to snowsports*. Because of the barriers to participating in and enjoying traditional outdoor snowsports, many people have not had the opportunity to learn the skills needed to ski or snowboard. We will offer learning opportunities to skiers and snowboarders ranging from novice, first-time skiers and riders to more casual participants in need of a refresher before tackling the slopes.
- *Convenient, drive-to resort locations located near major metropolitan areas*. Our facilities will simplify the decision process to visit and enjoy snowsports activities by being located within a short driving distance of major metropolitan areas. Our snowdomes will be an ideal getaway for a few hours for a family, group, or individual, while also providing an option for an extended stay. We believe that providing this flexibility to guests allows us to increase attendance at and interest in our resorts.
- *Dynamic pricing to make snowsports affordable for everybody*. In addition to providing a convenient, drive-to location, we will utilize a pricing model to allow discounted pricing during off-peak operating hours. Traditional outdoor snowsports venues are highly dependent on uncontrollable weather conditions and have shorter revenue-generating seasons. As a result, they primarily utilize a premium pricing model for guests. With a year-round, extended operating period, we can address that and provide more affordable, discounted snowsports experiences for our guests.
- *The Alpine-X SnowPlay for All program that expands access to guests from all socioeconomic backgrounds.* Our *SnowPlay for All* program will create no-cost opportunities for many individuals to provide learning opportunities and access to snowsports regardless of income level or ability.
- *Easy access to everything a guest needs to enjoy snowsports*. We believe the time and expense consumers must incur to purchase specialized snowsports equipment can make trying or participating in snowsports

prohibitively expensive. We will solve that by providing convenient and affordable rentals so that a guest can arrive with no equipment and be on the slopes quickly and affordably.

- *Sponsorships and discounted rates for schools and teams*. We recognize that we have a responsibility to nurture and grow future generations of snowsports participants. We will use our year-round, convenient availability to help recruit additional snowsports participants.
- *Unique educational opportunities*. We want our resorts to express and celebrate their communities. We intend to have programs and information in the resort to let our guests learn about the history and vibrancy of the local community.
- *Free and low-cost activities as a part of the overall resort design to promote inclusion for the entire community*. We realize that some visitors may not want to use the snowdome facility but still want to enjoy other aspects of our resort. We will provide ways for families/groups to spend time together and bond, regardless of their budget.

Features of Our Resorts

While each of our resorts will be unique based on site-specific-features, our goal is to ensure that every Alpine-X resort provides the following:

- *Year-round, indoor snowsports and other snow activities*. Our resorts will feature a large snowdome, including multiples slopes, a terrain park, an instruction/learning area, and a snow play area, suitable for skiing, snowboarding, and snow fun activities, as the primary amenity.
- *Locations suitable for a visit of a few hours or a few days*. We intend to locate near metropolitan areas to make snowsports much more accessible than traditional mountain resorts, allowing guests to visit for a few hours when convenient for them, or to stay overnight and use our resort as a useful, comfortable "home base" to explore both our resort as well as other attractions in the metropolitan area.
- *A wide range of guest experiences to ensure each guest is entertained and delighted by their visit*. By offering activities including skiing, snowboarding, tubing, and snow play areas, all in a resort environment with multiple food and beverage options, retail, and other activities, we can provide a range of choices for a guest during a typical 3-4 hour visit.
- *A safe, clean environment for each activity and experience*. Paramount to every family/group/individual visit is being in a setting where everyone always feels safe and comfortable.
- *A broad range of activities and experiences to encourage return visits*. Having various activities available to guests means that visitors will return for new experiences while also coming back for a predictably enjoyable experience.
- *An ideal environment for snowsports camps and teams*. With our year-round availability, we can provide an unprecedented amount of access for snowsports camps and teams. We expect to offer year-round training for professional and competitive snowsports athletes.
- *Consistent conditions that eliminate the weather worry from a snow/mountain experience*. With our indoor facility, guests are sure of the quality and condition of the slopes every time they visit.
- *Potential venue for competitive snowsports events*. We aim to provide the thrill and excitement of competitive events within our resorts.
- *Activities and experiences that are high-quality and provide value for our guests*. We believe guests are best served when they receive products and services that are they feel good about and that they would recommend to others.
- *Resort design that respects and complements the community and the environment*. We are committed to environmental sustainability and minimizing energy consumption and our carbon footprint. When possible, we look to incorporate techniques and technologies such as repurposing and improving non-traditional land to develop our resorts; generating power for our resorts by solar panels and other clean energy sources; implementing best practices in energy savings, resource reuse/recycling, water conservation and water protection in the design of our resorts, including for activity areas, common areas, and lodging facilities; and planting new trees and maintaining existing trees on the land where our resorts are to protect the health of the local ecosystem.

Our Competitive Strengths

We intend to be North America's market leader for family-friendly, mountain-themed resorts that feature year-round snowsports and entertainment experiences with complementary attractions. Our competitive strengths include:

- *Business model built on accessibility and convenience.* Our business model primarily targets customers within a two-hour driving radius of our resorts. Recent travel trends favor our business model as families/groups/individuals increasingly choose to take shorter, more frequent vacations or enjoy recreational experiences within convenient driving distance. We are well-positioned to continue to take advantage of these trends. Furthermore, our resorts will offer a high-quality visit at an affordable price, which appeals to an inclusive set of families, groups, and individuals. We believe in the economic resilience of our resorts as drive-to destinations are generally less expensive and more convenient than those requiring air travel.
- *Repeat visits from guests.* By offering a unique, convenient, affordable destination to our guests, we can encourage them to visit a resort on a recurring basis. Guests will have an opportunity to learn, develop, and refine their snowsports skills, as well as experience a wide variety of non-snowsports activities throughout the resort. All these factors enhance the attractiveness of our resort for multiple visits from a guest throughout the course of a year.
- *Proven demand for high-quality family/group entertainment experiences.* Our executive team was responsible for the growth of Great Wolf Resorts into a nationally recognized family entertainment chain of resort properties. We believe that past track record of success and the establishment and growth of venues such as Great Wolf Resorts, Top Golf, and other similar venues proves the need and demand for high-quality experiences for families/groups.
- *Significant barriers to entry with a first-mover advantage.* We will strive to be the first operators of family/group entertainment resorts featuring year-round snowsports in our selected target markets. As we develop and open resorts, we will quickly be able to move into selected target markets. We believe there are significant barriers to entry in our industry segment that discourage others from developing similar resorts, including operational complexity, substantial capital requirements, availability of suitable sites in desirable markets, and a challenging, multi-year permitting process. A new Alpine-X resort requires significant capital resources, can take several years to develop and permit, and an additional 24 months or more to build. We believe that the combination of our first-mover advantage and the significant barriers to entry in our target markets provide us with a competitive advantage.
- *Significant portfolio of product offerings that increase ancillary on-site revenues.* Our resorts will feature several products and entertainment options that increase ancillary on-site revenues and distinguish our resorts' self-contained vacation experience. We believe that these ancillary products will continue to drive additional revenues and enhance the guest experience and brand loyalty.
- *Strong growth prospects.* We believe recent vacation trends favor drive-to options, as the number of families choosing to take shorter, more convenient vacations and short-term getaways has increased in recent years. We believe these trends will continue and can provide impetus to our future growth prospects. We are actively involved in discussions for several potential new development projects in the United States.
- *Strong, experienced management team.* Our executive management team is responsible for our strategic direction. On average, our management team members have over twenty years of industry experience each. Our executive management has significant experience in the hospitality, family entertainment, and real estate development industries, and has considerable expertise in operating complex, themed family entertainment resorts. As a result, we understand the importance of and are committed to delivering a superb guest experience.
- *Feeder to traditional mountain resorts.* We expect to complement the activities of traditional outdoor mountain-based destinations by expanding overall interest and participation in snowsports and snow activities. We believe strategic alignment with the owners/operators of mountain-based resorts can be mutually beneficial.

Our Business and Growth Strategies

Our primary business objective is to increase long-term value by executing our business and growth strategies, which include:

- *Build brand/management/operations value.* We believe strategic control and use of our brands, development experience, and operating expertise can build value for our company. To help achieve building this value, we will own or have the exclusive use of our brand names used within our resorts, operating rights to our branded resorts, and architectural/design elements of our resorts.
- *Own equity/control positions in our resorts.* We currently own all equity in our planned resort at Fairfax Peak, which we intend to develop in Fairfax County, Virginia. Although we will raise additional equity to finance, in majority part, the development/construction of that resort, we expect to retain an ownership stake

and control of the resort (by acting as the managing partner or similar role in the resort-owning entity). For future resorts that we develop, we will look to establish a similar structure where we retain a significant role in the ownership and control of each resort-owning entity.

- *Expand our brand footprint.* We are seeking to grow our business and diversify the geographic footprint of our brand. Our goal is to build resorts in locations throughout North America. This growth plan will further exploit our competitive advantages of being the first North American developer in the year-round snow and entertainment resort business by seeking opportunities to develop new resorts. We believe this strategy will allow us to extend the impact of our brand and our position as the leading provider of drive-to, family/group destination resorts featuring year-round snowsports, and provide the additional benefit of reducing our sensitivity to economic conditions affecting any single region. To grow our number of resorts, we expect to evaluate and use various ownership structures for our branded resorts, including wholly owned properties, joint ventures, minority investments, management/license-only arrangements, and other potential structures that we consider appropriate.

- *Make innovative expansions of and enhancements to our resorts.* We will continue to focus on growth opportunities at our resorts by adding revenue-enhancing features that drive ancillary guest spending and meet our target returns, including non-snow-based attractions as well as food and beverage outlets. In conjunction with our third-party suppliers' and designers' knowledge and experience, we intend to leverage our in-house expertise to develop and implement the latest innovations in family entertainment activities and amenities.

- *Maximize total resort revenues.* We will employ yield management techniques and sales and marketing efforts to maximize utilization and revenue generation of our resort facilities, including attached hotels. We will seek to maintain higher utilization by approaches such as holding special events and targeting group and team sales during off-peak times. We will also seek to maximize other on-site revenue, such as food and beverage, entertainment, and merchandise revenue.

The Company's Products and/or Services

Alpine-X Resort at Fairfax Peak

We are currently developing our first resort, known as Alpine-X at Fairfax Peak, in Fairfax County, Virginia. Fairfax Peak will be in Lorton, Virginia, approximately 18 miles from downtown Washington, D.C., and about 5 miles outside the Capital Beltway. Our project is on property that we expect to lease from Fairfax County under a long-term ground lease. The land parcel owned by Fairfax County is the site of a closed landfill that Fairfax County has targeted for adaptive reuse. The overall Fairfax Peak site is approximately 200 acres in size.

The population within a 100-mile radius of Fairfax Peak is over 10 million people, providing many potential guests with easy access to the resort. The local demographics are high-income and affluent, with four of the seven highest median income counties in the U.S. located within 20 miles of our resort. Other nearby counties and areas in the Washington, D.C. metropolitan areas have similar, favorable consumer demographics. We forecast more than 750,000 visitors per year to the Fairfax Peak development.

Our development process began when we submitted our proposal to Fairfax County under the Virginia Public-Private Partnership Act in December 2018. In that initial submittal, we proposed developing the former Lorton Landfill in Lorton, Virginia, which is owned by Fairfax County, as a site for our year-round snow and entertainment resort.

Since the initial proposal, we have collaborated with Fairfax County to discuss and refine our plans to develop the site. We currently have an Interim Agreement with Fairfax County, guaranteeing us exclusivity to perform due diligence in anticipation of the site's development. We have conducted preliminary geotechnical testing, civil engineering, and other work to analyze where to locate various structures and activities on the site. We have also begun preliminary architectural, master planning, and other work, in anticipation of submitting materials for rezoning to Fairfax County.

The initial phase of the Fairfax Peak resort is expected to include the following components:

- Indoor snowdome of approximately 350,000 square feet, containing a range of skilled and no-skill activities, including multiple slopes from beginner to advanced, a terrain park, a training area for guests new to snowsports, and a snow play area
- Upscale hotel with 300 rooms and meeting/event space

- Multiple food and beverage outlets
- Retail outlets for equipment and related gear
- Indoor adventure area
- Outdoor play and recreation area, including tubing

We currently project the total development costs of the first phase (consisting of a year-round snowsports facility, hotel, and related amenities) of our Fairfax County project at approximately $450-$600 million. That estimated cost is subject to a number of marketplace factors, including the cost and availability of construction supplies, labor, and materials when we build the resort, as well as supply chain disruptions or other factors that may significantly increase the cost of or make unavailable supplies or materials we require for the resort. As a result, we expect the estimated total development costs of the resort to be highly variable until we reach a point in the resort development process where we can execute a guaranteed maximum price or similar contract with a general contractor.

To develop the Fairfax County resort, we currently expect to establish an affiliated entity to raise the funds and own the Fairfax County resort. In that structure, we would contribute to the affiliate entity the long-term ground lease on the land where the resort is located and receive an equity credit in that entity for that contribution. We will oversee the development of the resort, and we will also manage and operate the resort under long-term management and licensing contracts once the resort is open.

Additional Resorts

To support our business plan, we anticipate developing additional Alpine-X branded resorts in major metropolitan areas in North America. We are currently reviewing several potential locations throughout North America and evaluating whether those sites might be suitable for development of one of our resorts. To develop other resorts and expand the reach of our Alpine-X brand, we will require additional capital beyond our current cash and available credit balances. As a result, we anticipate that we may raise additional capital through the sale of equity securities in stock offerings, or through other methods of obtaining financing such as through loans or other types of debt.

Market Conditions

Over the past year, significant events have impacted the lending, commercial real estate development, and capital markets.

- Turbulence in the banking sector has led to decreased availability of loans in the commercial lending markets, and we are unsure when that will improve for us.
- Many materials and labor costs are still high compared to historical levels.
- The equity capital markets have been volatile, and we cannot predict when market conditions may normalize.
- Several other proposed family entertainment/resort businesses have temporarily paused or even canceled some projects due to similar challenges.

These challenges may affect our planned development of resorts, making the timelines of our projects uncertain and potentially impacting their feasibility. Even in this current environment, however, here is what we are doing to move ahead:

- Strategically deploying our capital to move current projects forward, but with a pragmatic and measured approach.
- Working on our planned Fairfax Peak and other projects, with the goal to transition to rapid development when the capital/lending markets improve.
- Actively pursuing Alpine-X's long-term prospects in several other major metropolitan markets.
- Reaching out to potential strategic and financial partners as we pursue sources of debt and equity financing.
- Working with local, regional, and state governments and economic development authorities to identify financial incentives.
- Expanding our team of advisors to provide guidance and shape the trajectory of the business.

Competition

We have no direct competitors in our space, as no company has developed year-round snow and entertainment resorts in North America at a similar scope and scale, and with the variety of integrated hospitality/entertainment elements that our resorts will provide. We intend to complement traditional mountain resorts by expanding general interest and inclusive participation in snowsports.

Customer Base

Because our business model is based on expanding interest and inclusive participation in snowsports and other activities, and we are looking to eliminate the traditional challenges of cost, geography, and seasonality associated with snowsports, our target demographic is the entire community that has access to our resorts. We aim to develop resorts in metropolitan areas and provide year-round access to everyone.

Supply Chain

In the development of its resorts, the Company expects to have access to a wide variety of vendors and suppliers.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6615580	Alpine-X	Trademark	12/16/2017	1/11/2022	U.S.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the company's knowledge, threatened, against the Company.

DIRECTORS, OFFICERS, AND EMPLOYEES

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors and Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
John Emery	CEO and Director	Founder and Managing Member, Stone Circle Holdings LLC (2012-present). Responsible for overall management of the entity.	B.S. in Accounting, Virginia Tech
James Calder	CFO and Director	Member, Stone Circle Holdings LLC (2012-present). Member of the Investment Committee of the entity.	B.S. in Accounting, Pennsylvania State University
Niels ten Berge	Chief Development Officer and Director	President, Ten Berge Group (2016-present). Responsible for overall management of the entity.	Bachelor and Master of Science in International Business, Tilburg University
Jeffrey Hokenson	Chief Marketing Officer and Director	CEO, The Hokenson Group, Inc. (1999-present). Responsible for overall management of the entity.	B.A. in Political Economy, William & Mary

Biographical Information

John Emery

John Emery is an experienced international consumer-sector executive with a career spanning more than 30 years. John has been the leader and a catalyst for growth for a series of consumer, lifestyle real estate, and hospitality companies over the course of his career. Prior to joining Alpine-X as an investor and CEO, John co-founded Stone Circle Holdings LLC, a private equity firm; was CEO of Great Wolf Resorts, Inc. (NASDAQ:WOLF); was President of Interstate Hotels and Resorts, Inc. (NYSE:IHR); and launched his career at Deloitte.

He graduated in 1986 from Virginia Tech with a B.S. in Accounting and is a Certified Public Accountant. John grew up in Fairfax County, Virginia, the location of the first planned Alpine-X Resort. John and his wife, Angie Emery, founded Stone Circle Foundation in 1998 to focus on improving opportunities for underserved women and children, primarily through educational support.

James Calder

Jim Calder has more than 35 years of financial experience as an executive in public and private companies and has a demonstrated history of success in growing real estate and hospitality companies. He has overseen the financial structuring and operation of organizations with revenues under management of up to $2.5 billion. Prior to joining Alpine-X as an investor and Chief Financial Officer, Jim was a member of the Investment Committee of Stone Circle Holdings LLC, a private equity firm; was Chief Financial Officer of Great Wolf Resorts, Inc. (NASDAQ: WOLF);

was Chief Financial Officer of Interstate Hotels and Resorts (NYSE: IHR); was Senior Vice President and Corporate Controller at ICF Kaiser, Inc. (NYSE: ICF); and started his career as an auditor at Deloitte.

Jim is a licensed CPA in the Commonwealth of Pennsylvania and received his BS in Accounting from Pennsylvania State University in 1984. Additionally, since 2014 he has served as an arbitrator for Financial Industry Regulatory Authority's Dispute Resolution Process to provide an alternative to mediation or litigation for disputes between investors and firms registered with FINRA. Since 1995, Jim has also been president and treasurer of the Thomas W. Hetrick Memorial Scholarship Fund, a private, non-profit organization that promotes post-secondary school education.

Niels Ten Berge

Niels ten Berge is a lifelong snowsports enthusiast. Growing up in Europe, he had the opportunity to experience both traditional mountain-based venues as well as indoor snow centers. Through those experiences, Niels saw both the success of the year-round snowsports business model and the value of a shared, participative snowsports experience for families/groups. As a founder of Alpine-X, he envisions bringing the year-round snowsports experience to the U.S. so that families like his own can enjoy convenient, well-designed, affordable, year-round snowsports, all in a fun and safe environment.

Niels is an entrepreneur with more than 15 years of experience in developing, marketing, negotiating, analyzing, and consulting in worldwide energy, entertainment, and business development ventures. Throughout his career, he has supported startups in a wide variety of capacities. He is also an energy-industry expert with several years of sales, marketing, negotiating, analysis, and consulting experience in worldwide energy and commodity activities.

Niels graduated with a Bachelor and Master of Science in International Business from Tilburg University in the Netherlands. He is a native of the Netherlands and speaks Dutch, English, German, and French. He currently resides in Fairfax County, Virginia, the site of the company's Fairfax Peak project, with his wife and two young children.

Jeffrey Hokenson

Jeff Hokenson is the Chairman and CEO of The Hokenson Group, Inc., a diversified International Strategic Advisory and Holding Company that he founded in 1999. In this role, Jeff is responsible for overseeing the day-to-day activities of the Group, including portfolio company management, marketing, operations, and administration.

The Hokenson Group creates, invests in, and grows portfolio companies in multiple sectors, including Technology (Software and Digital Media), Recreation/Entertainment, and Consumer Products/Services. Hokenson Group has developed a proprietary, multi-phased process for establishing and growing portfolio companies by utilizing proven methodologies in marketing, sales, digital media, and social media. Periodically, the Hokenson Group also works as a Strategic Advisor to established companies and organizations.

Jeff is a graduate of the College of William and Mary. He has over 20 years of overseas living experience in Taiwan, Indonesia, the Philippines, Australia, Italy and the U.K., and has traveled extensively throughout South East Asia, Europe, Australia/New Zealand and North America. He is married with two children, and currently resides in McLean, Virginia, a suburb of Washington DC.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 99,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"), of which 49,000,000 shares of the Common Stock are designated as Voting Common Stock and 50,000,000 shares of the Common Stock are designated as Non-Voting Common Stock, and 1,000,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**").

Valuation

Prior to the start of the Company's Regulation CF offering in September 2021, management determined that the pre-money valuation of the Company was $40,000,000. This valuation was based on the estimated market value of the Company's initial project (based on projected stabilized EBITDA) and two additional projects, discounted to reflect potential execution risk due to uncertainty as to timing, cost estimates, financing, and other factors of those projects. The Company believes this valuation has been subsequently justified by the marketplace based on investment by approximately 1,500 investors at this valuation in the Regulation CF offering.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Class A Common Stock (Non-Voting Common Stock)
Amount Outstanding	3,344,240 shares
Par Value Per Share	$0.0001
Voting Rights	No voting rights
Anti-Dilution Rights	No anti-dilution rights
Other Security Rights	*Drag-Along Rights* The holder or holders of at least a majority of the Company's outstanding Voting Common Stock (Class B Common Stock - collectively, the "Drag-Along Seller") have the right to seek and approve a Drag-Along Sale of the Company. If at any time, the Drag-Along Seller receives a bona fide offer from an independent purchaser for a drag-along sale, the Drag-Along Seller shall have the right to require that each other shareholder participate in the sale in the manner provided in Article IX of the Company's Bylaws; provided, however, that no shareholder is required to transfer or sell any of his, her or its shares if the consideration for the drag-along sale is other than cash or registered securities listed on an established U.S. securities exchange or traded on the NASDAQ National Market. Every shareholder shall promptly deliver to the Company's Board of Directors a written notice of any offer or indication of interest for a drag-along sale that he, she or it receives from a third party, whether the offer or indication of interest is formal or informal, binding or non-binding, or submitted orally or in writing, and a copy of the offer or indication of interest, if it is in writing. The foregoing written notice must state the name and address of the prospective acquiring party and, if the offer or indication of interest is not in writing, describe the principal terms and conditions of the proposed drag-along sale. For a complete description of the Drag-Along rights, please review Article IX of the Company's Bylaws.
Percentage ownership of the Company by the holders of such security (assuming conversion if convertible securities).	16.0%

Type	Class B Common Stock (Voting Common Stock)
Amount Outstanding	17,450,000 shares
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	No anti-dilution rights
Other Security Rights	See Drag-Along rights description above in description of Class A Common Stock. For a complete description of the Drag-Along rights, please review Article IX of the Company's Bylaws.
Percentage ownership of the Company by the holders of such security (assuming conversion if convertible securities).	84.0%

Outstanding Options

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Stock Options for Class A Common Stock (Non-Voting Common Stock)
Amount Outstanding	177,450 options
Voting Rights	No voting rights
Anti-Dilution Rights	No anti-dilution rights
Material Terms	Each vested option is exercisable by the holder to purchase 1 of the Company's Class A Common Shares
Other Security Rights	See Drag-Along rights description above in description of Class A Common Stock. For a complete description of the Drag-Along rights, please review Article IX of the Company's Bylaws.
Percentage ownership of the Company by the holders of such security (assuming conversion if convertible securities).	0.8%

Type	Stock Options for Class B Common Stock (Voting Common Stock)
Amount Outstanding	2,137,657 options
Voting Rights	No voting rights
Anti-Dilution Rights	No anti-dilution rights
Material Terms	Each vested option is exercisable by the holder to purchase 1 of the Company's Class B Common Shares
Other Security Rights	See Drag-Along rights description above in description of Class A Common Stock. For a complete description of the Drag-Along rights, please review Article IX of the Company's Bylaws.
Percentage ownership of the Company by the holders of such security (assuming conversion if convertible securities).	9.3%

The Company may authorize an Equity Incentive Plan, Employee Stock Option Plan, and/or other similar equity-based compensation plans at various times in the future. The purpose of those plans would be to set aside a pool of stock to be used for employee or contractor incentives, to be used in exchange for services, to attract executives or key employees, and for any other lawful purpose. Establishing one or more plans would create dilution for all shareholders when equity reserved for a plan is granted.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Multi-Draw Promissory Note
Creditor	Stone Circle Holdings LLC
Amount Outstanding	$688,607
Interest Rate and Amortization Schedule	18% rate per annum. Principal and interest due and payable in full no later than December 31, 2024.
Description of Collateral	Security interest in substantially all of the Company's intangible and tangible assets.
Other Material Terms	Maximum principal balance of borrowings of $825,000.
Maturity Date	December 31, 2024
Date Entered Into	September 15, 2023

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Stone Circle Holdings LLC	Class B Common Stock (Voting Common Stock)	32.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

You should read the following discussion and analysis of the Company's financial condition and results of the Company's operations together with the Company's financial statements. This discussion contains forward-looking statements reflecting the Company's current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Form C-AR.

Operations

Overview

Alpine X Inc. (the "**Company,**" "**Alpine-X**," "**we**," "**us**," or "**our**") was incorporated on June 24, 2021 under the laws of the State of Delaware, and is headquartered in McLean, Virginia. We were formed to succeed to the business activities of Alpine X LLC (the "**Predecessor**"), a Virginia limited liability company formed in 2016. During the period from our formation until the June 24, 2021, we did not have any material corporate activity. The discussion of historical financial statement activity through June 24, 2021 in this section represents activity of the Predecessor. The financial information presented for the year ended December 31, 2021 represents a combination of the Predecessor's financial results plus our financial results.

We have two classes of shares outstanding:

- Class A Common Stock (Non-Voting Common Stock)
- Class B Common Stock (Voting Common Stock)

For more details on the rights of the Securities, see the section "Capitalization, Debt, and Ownership" in this Form C-AR.

The majority of our equity is presently owned by our founders, officers, and directors. As of the date of this Form C-AR, our founders, officers, and directors collectively own 89.8% of our total outstanding common stock and 94.8% of our total outstanding Voting Common Stock.

Year Ended December 31, 2022

Revenue. We had no operating revenues during the year ended December 31, 2022 as we were in our start-up phase. Total revenues for the year ended December 31, 2022 were $287, consisting of sales of Alpine-X apparel.

Operating Expenses. Our operating expenses for the year ended December 31, 2022 were $818,397, consisting primarily of advertising & marketing expenses – $135,013; insurance expense – $72,210, equity-based compensation expense – $434,209, travel expense – $36,327, legal/accounting/professional services – $117,129, and rent/office expenses – $11,497.

Interest Expense. During the year ended December 31, 2022, we incurred $36,250 of interest expense related to a line of credit we entered into in 2021.

Equity in loss of unconsolidated affiliate. Our equity in loss of unconsolidated affiliate expense of $302 for the year ended December 31, 2022 represents our share of the net loss incurred by our unconsolidated affiliate, SnowWorld USA, Inc.

Net Loss. Our net loss for the year ended December 31, 2022 was $(849,694).

Year Ended December 31 ,2023

Revenue. We had no operating revenues during the year ended December 31, 2023 as we were in our start-up phase. Total revenues for the year ended December 31, 2023 were $414, consisting of sales of Alpine-X apparel.

Operating Expenses. Our operating expenses for the year ended December 31, 2023 were $740,861, consisting primarily of advertising & marketing expenses – $4,052; insurance expense – $52,903, equity-based compensation expense – $553,995, travel expense – $4,327, legal/accounting/professional services – $112,320, and rent/office expenses – $4,400.

Interest Expense. During the year ended December 31, 2023, we incurred $77,559 of interest expense related to our borrowing facilities.

Equity in loss of unconsolidated affiliate. Our equity in loss of unconsolidated affiliate expense of $302 for the year ended December 31, 2023 represents our share of the net loss incurred by our unconsolidated affiliate, SnowWorld USA, Inc.

Net Loss. Our net loss for the year ended December 31, 2023 was $(811,181).

Cash and Cash Equivalents

As of December 31, 2023, the Company had an aggregate of $4,555 in cash and cash equivalents.

Liquidity and Capital Resources

During the year ended December 31, 2022, we had $899,650 of net cash provided by financing activities, consisting of proceeds from an equity offering, offset partially by net principal payments on long-term debt; we had $(714,549) of net cash used in operating activities, primarily due to a net loss of $(849,694) and a decrease in other liabilities of $(358,176), partially offset by non-cash equity-based compensation of $461,825; and we had $(405,782) of net cash used in investing activities, primarily to fund project development costs.

During the year ended December 31, 2023, we had $110,000 of net cash provided by financing activities, consisting of proceeds from the issuance of long-term debt; we had $(151,334) of net cash used in operating activities, primarily due to a net loss of $(811,181), partially offset by non-cash equity-based compensation of $553,995, an increase in other assets of $30,616, and a decrease in other liabilities of $74,934; and we had $(5,605) of net cash used in investing activities, primarily to fund project development costs.

We completed a Regulation Crowdfunding offering through the intermediary OpenDeal Portal LLC dba "Republic" on March 31, 2022 ("CF Offering"). In conjunction with the CF Offering, we sold 690,432 shares of our Class A Common Stock for proceeds, net of direct offering costs, of $1,199,650.

Since our inception, we have relied on debt and equity capital raises to fund our operations, including the preliminary development work for our resort at Fairfax Peak as well as other activities, including activities to locate additional potential locations for resort development. We intend to fund cash requirements during the next 12 months with a combination of funding provided by one of our stockholders under an existing borrowing agreement, cash on hand, and proceeds from any additional issuances of debt and/or equity offerings we may undertake.

We currently project the total development costs of the first phase (consisting of a year-round snowsports facility, hotel, and related amenities) of our Fairfax County project at approximately $450-$600 million. That estimated cost is subject to a number of marketplace factors, including the cost and availability of construction supplies, labor, and materials when we build the resort, as well as supply chain disruptions or other factors that may significantly increase the cost of or make unavailable supplies or materials we require for the resort. As a result, we expect the estimated total development costs of the resort to be highly variable until we reach a point in the resort development process where we can execute a guaranteed maximum price or similar contract with a general contractor.

In order to develop the Fairfax County resort, we currently expect to establish an affiliated entity to raise the funds and own the Fairfax County resort. In that structure, we would contribute to the affiliate entity the long-term ground lease on the land where the resort is located and receive an equity credit in that entity for that contribution. We will oversee the development of the resort, and we will also manage and operate the resort under long-term management and licensing contracts once the resort is open.

To support our business plan, we anticipate developing additional Alpine-X branded resorts in major metropolitan areas in North America. We are currently reviewing several potential locations throughout North America and evaluating whether those sites might be suitable for development of one of our resorts. To develop other resorts and expand the reach of our Alpine-X brand, we will require additional capital beyond our current cash and available credit balances. As a result, we anticipate that we may raise additional capital through the sale of equity securities in stock offerings, or through other methods of obtaining financing such as through loans or other types of debt. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us, or at all. As we continue to grow the company, develop our Fairfax County resort, and seek additional development opportunities, we expect to continue to incur operating deficits for the foreseeable future.

Over the past year, significant events have impacted the lending, commercial real estate development, and capital markets.

- Turbulence in the banking sector has led to decreased availability of loans in the commercial lending markets, and we are unsure when that will improve for us.
- Many materials and labor costs are still high compared to historical levels.
- The equity capital markets have been volatile, and we cannot predict when market conditions may normalize.
- Several other proposed family entertainment/resort businesses have temporarily paused or even canceled some projects due to similar challenges.

These challenges may affect our planned development of resorts, making the timelines of our projects uncertain and potentially impacting their feasibility. Even in this current environment, however, here is what we are doing to move ahead:

- Strategically deploying our capital to move current projects forward, but with a pragmatic and measured approach.
- Working on our planned Fairfax Peak and other projects, with the goal to transition to rapid development when the capital/lending markets improve.
- Actively pursuing Alpine-X's long-term prospects in several other major metropolitan markets.
- Reaching out to potential strategic and financial partners as we pursue sources of debt and equity financing.
- Working with local, regional, and state governments and economic development authorities to identify financial incentives.
- Expanding our team of advisors to provide guidance and shape the trajectory of the business.

Capital Expenditures and Other Obligations

Our plan of operation for the 12 months following the filing of this Form C-AR is to continue with capital raising and the growth of our business. We expect to use any net proceeds from capital raising as follows:

- We will use a portion toward costs related to the rezoning process for the Fairfax County project, as well as the engineering and architectural design of that project. To develop the Fairfax County resort, we currently expect to establish an affiliated entity to raise the funds and own the Fairfax County resort. In that structure, we would contribute to the affiliate entity the long-term ground lease on the land where the resort is located and receive an equity credit in that entity for that contribution. The affiliate entity would also reimburse us for development costs we have incurred related to the project.
- We also intend to use a portion for building our corporate infrastructure, including hiring employees for key positions to facilitate our business plan.
- We also intend to use a portion to continue to pursue additional sites in the U.S. to develop our year-round snow and entertainment resorts.

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

Material Changes and Other Information

The Company's unaudited financial statements attached hereto as Exhibit A are an important part of this Form C-AR and should be reviewed in their entirety.

Trends and Uncertainties

Because we are still in the startup phase and because we have not yet constructed or operated a resort, we are unable to identify any recent trends in revenue or expenses since our latest financial year. As a result, we are unable to identify any known trends, uncertainties, demands, commitments, or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity, or capital resources, or that would cause the reported financial information in this Offering to not be indicative of future operating results or financial condition.

The coronavirus pandemic that began in 2020 has created a great deal of uncertainty and economic fallout, with a particularly strong negative impact on some companies focused on leisure, hospitality, and entertainment. In our opinion, it is impossible at present to know all short-term and long-term effects from the coronavirus pandemic and the resulting economic fallout. If we are unable to react to a changing business climate, new laws and regulations that may result, the short-term and long-term effects from the coronavirus pandemic, and the economic fallout it has caused, we could face significant difficulty in executing our plan of operation. Despite this, we believe that the market for our products and services will continue to improve if economic conditions in the United States continue to recover and if the business prospects improve for companies focused on leisure, hospitality, and entertainment.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that the Company's preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and our reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Basis of Presentation

Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of equity transactions and contingencies.

Risks and Uncertainties

We have a limited operating history. Our business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond our control could cause fluctuations in these conditions. Potential adverse conditions may include: a local, regional, or national recession, downturn, or similar economic decline; local competition; or changes in consumer taste. These adverse conditions could affect our financial condition and the results of our operations.

Concentration of Credit Risk

We maintain our cash with a major financial institution located in the United States of America, which we believe to be creditworthy. The Federal Deposit Insurance Corporation insures customer deposit balances up to $250,000. At times, we may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

We consider short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in our checking account. As of December 31, 2023 and 2022, we had $4,555 and $51,494, respectively, of cash on hand.

Investment in Affiliate

We apply the equity method to investments in affiliated companies and joint ventures. An affiliated company is an entity which is not controlled by us but for which we are able to exert significant influence over the decisions on financial and operating or business policies. If we have 20% or more but no more than 50% of the voting rights of another entity, we are presumed to have significant influence over that entity.

Under the equity method, the investment in an affiliated company or a joint venture is initially recognized at cost and the carrying amount is increased or decreased to recognize our share of the net assets of the affiliated company or the joint venture after the date of acquisition. Our share of the net income of the affiliated company or the joint venture is recognized in our statement of operations. When our share of losses of an affiliated company or a joint venture equals or exceeds our interest in the affiliated company or joint venture, we discontinue recognizing our share of further losses. After our interest in the affiliated company or joint venture is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that we have incurred legal or constructive obligations or made payments on behalf of the affiliated company or joint venture.

Project Development Costs

Project development costs represent those costs related to the acquisition and/or development of our resorts. We follow the requirements of ASC 970 in determining costs to capitalize and record as project development costs.

Fair Value Measurements

US GAAP define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

We comply with the requirements of ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on our evaluation, we have concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements.

We are taxed as a C Corporation under the Internal Revenue Code. Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of various assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We have no income tax provision for the years ended December 31, 2023 and 2022, as we incurred taxable losses. We have fully reserved the deferred tax asset resulting from the net operating loss with a valuation allowance due to the uncertainty of future positive taxable income to utilize the net operating loss.

We believe that our income tax positions would be sustained on audit and do not anticipate any adjustments that would result in a material change to our financial position.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery of products has occurred or services have been rendered, the sales price was fixed or determinable, and collectability was reasonably assured. For the years ended December 31, 2023 and 2022, our revenue was not material.

Organizational Costs

In accordance with the requirements of ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

We expense advertising costs as they are incurred. Such costs were $4,052 and $135,013 for the years ended December 31, 2023 and 2022, respectively.

Stock-Based Compensation

We account for stock-based compensation expense in accordance with ASC 718, Stock Based Compensation. We measure the cost of the employee/director/consultant services received in exchange for an award of equity instruments based on the grant date fair value for the employees and directors and vesting date fair value for consultants of the award. We use the Black-Scholes option pricing model to determine the fair value of options and warrants on the grant date which includes assumptions for expected volatility, risk-free interest rate, dividend yield and estimated expected term. We use the estimated fair market value of our equity instrument issued, as determined by an internal evaluation, to determine the fair value of stock-based compensation. We account for forfeitures as they occur, which may result in the reversal of compensation costs in subsequent periods as the forfeitures arise.

Restricted share/unit and stock option-based compensation expense of $553,995 and $434,209 for the years ended December 31, 2023 and 2022, respectively, is included in general and administrative expense.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (a) provide supplemental guidance, (b) are technical corrections, (c) are not applicable to us or (d) are not expected to have a significant impact our financial statements.

Restrictions On Transfer

The securities we have issued under Regulation CF are exempt from registration pursuant to Section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with Section 4A of the Securities Act (15 U.S.C. 77d-1) and Regulation CF and may not be transferred by any purchaser of these securities during the one-year period beginning when the securities were issued under Regulation CF unless transferred (1) to our company, (2) to an accredited investor, (3) as part of an offering registered with the SEC or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. The term accredited investor, as used in this paragraph, means any person who comes within any of the categories set forth in §230.501, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Shares of Class A Common Stock	$1,380,864	690,432	General corporate purposes	April 1, 2022	Section 4(a)(6) of the Securities Act
Units of Predecessor upon exercise of Warrants	$37	3,748	General corporate purposes	January 1, 2021	Section 4(a)(2) of the Securities Act

In addition to the items listed above, we have issued 177,450 options for the purchase of Class A Common Stock and 2,137,657 options for the purchase of Class B Common Stock.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- Entering into a borrowing arrangement in September 2023 with Stone Circle Holdings LLC as the lender, under a Multi-Draw Promissory Note, as described in the section "*Capitalization, Debt and Ownership*."
- Issuance in April 2022 to Stone Circle Holdings LLC of 2,000,000 options to purchase Class B Common Shares.

OTHER INFORMATION

The Company has not failed to comply with the ongoing requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ John Emery
(Signature)
John Emery
(Name)
CEO
(Title)

I, James A. Calder, certify that the financial statements of Alpine X Inc. included in this Form C-AR are true and complete in all material respects.

/s/ James A. Calder
(Signature)
James A. Calder
(Name)
Principal Financial Officer & Principal Accounting Officer, Director
(Title)
February 28, 2024
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ John Emery
(Signature)
John Emery
(Name)
Principal Executive Officer, Director
(Title)
February 28, 2024
(Date)

/s/ James A. Calder	
(Signature)	
James A. Calder	
(Name)	
Principal Financial Officer & Principal Accounting Officer, Director	
(Title)	
February 28, 2024	
(Date)	

/s/ Niels Ten Berge	
(Signature)	
Niels Ten Berge	
(Name)	
Director	
(Title)	
February 28, 2024	
(Date)	

/s/ Jeffrey Hokenson	
(Signature)	
Jeffrey Hokenson	
(Name)	
Director	
(Title)	
February 28, 2024	
(Date)	

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Unaudited
Financial Statements

ALPINE X INC.
BALANCE SHEETS

	December 31,	
ASSETS	**2023**	**2022**
Current Assets:		
Cash and cash equivalents	$4,555	$51,494
Prepaid expenses	18,215	56,810
Total Current Assets	22,770	108,304
Investment in and advances to affiliate	15,559	15,257
Project development costs	1,299,232	1,294,232
Other assets	116,866	108,886
TOTAL ASSETS	$1,454,427	$1,526,679
LIABILITIES AND EQUITY		
Liabilities:		
Current liabilities:		
Accounts payable	$750	$3,375
Accrued interest	35,202	36,250
Other current liabilities	-	-
Current portion of long-term debt	688,607	500,000
Total Current Liabilities	724,559	539,625
Long term liabilities:		
Long-term debt	-	-
TOTAL LIABILITIES	724,559	539,625
Equity:		
Class A Common Stock, $0.0001 par value,50,000,000 shares authorized, 3,334,240 shares issued and outstanding at December 31, 2023 and 2022	333	333
Class B Common Stock, $0.0001 par value, 49,000,000 shares authorized, 17,450,000 shares issued and outstanding at December 31, 2023 and 2022	1,745	1,745
Additional paid-in capital	2,915,846	2,361,851
Preferred Stock, $0.0001 par value, 1,000,000 shares authorized, no shares issued or outstanding at December 31, 2023 and 2022	-	-
Accumulated deficit	(2,188,056)	(1,376,875)
Total Equity	729,868	987,054
TOTAL LIABILITIES AND EQUITY	$1,454,427	$1,526,679

ALPINE X INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2023	**2022**
Revenues	$414	$287
Cost of goods sold	373	190
Gross Profit	41	97
Operating Expenses:		
General and administrative	740,861	818,397
Total Operating Expenses	740,861	818,397
Operating Loss	(740,820)	(818,300)
Interest Income	(7,500)	(5,158)
Interest Expense	77,559	36,250
Equity in loss of unconsolidated affiliate	302	302
Net Loss	$(811,181)	$(849,694)

ALPINE X INC.
STATEMENT OF EQUITY
Years Ended December 31, 2023 and 2022

	Class A Common Stock (#)	Class A Common Stock ($)	Class B Common Stock (#)	Class B Common Stock ($)	Additional Paid-In Capital ($)	Accumulated Deficit ($)	Total Equity ($)
Balance, January 1, 2022	2,630,000	$263	17,450,000	$1,745	700,446	$(527,181)	$175,273
Equity Offering	704,240	70	-	-	1,199,580	-	1,199,650
Equity-Based Compensation	-	-	-	-	461,825	-	461,825
Net Loss	-	-	-	-	-	(849,694)	(849,694)
Balance, December 31, 2022	3,334,240	333	17,450,000	1,745	2,361,851	(1,376,875)	987,054
Equity-Based Compensation	-	-	-	-	553,995	-	553,995
Net Loss	-	-	-	-	-	(811,181)	(811,181)
Balance, December 31, 2023	3,334,240	$333	17,450,000	$1,745	$2,915,846	$(2,188,056)	$729,868

ALPINE X INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
Operating Activities:		
Net Loss	$(811,181)	$(849,694)
Adjustments to reconcile net loss to net cash provided by (used in) operations:		
Non-cash equity-based compensation expense	553,995	461,825
Equity in loss of unconsolidated affiliate	302	302
Changes in operating assets and liabilities:		
Other assets	30,616	31,194
Other liabilities	74,934	(358,176)
Net cash provided by (used in) operating activities	(151,334)	(714,549)
Investing Activities:		
Investment in and advances to affiliates	(605)	(100,605)
Project development costs	(5,000)	(305,177)
Net cash used in investing activities	(5,605)	(405,782)
Financing Activities:		
Net proceeds from equity offering	-	1,199,650
Issuance of long-term debt	110,000	200,000
Principal payments on long-term debt	-	(500,000)
Net cash provided by financing activities	110,000	899,650
Net increase (decrease) in cash and cash equivalents	(46,939)	(220,681)
Cash and cash equivalents, beginning of year	51,494	272,175
Cash and cash equivalents, end of year	$4,555	$51,494
Supplemental cash flow information:		
Cash paid for interest	-	$50,000
Non-cash items – Accrued interest converted to long-term debt	$78,607	-